AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 2000

                                                      REGISTRATION NO. 333-89625
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------


                                AMENDMENT NO. 2

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                      JEREMY'S MICROBATCH ICE CREAMS, INC.
                 (Name of Small Business Issuer in Its Charter)

              DELAWARE                              23-3017648                                5451
   (State or Other Jurisdiction of     (I.R.S. Employer Identification No.)       (Primary Standard Industrial
   Incorporation or Organization)                                                  Classification Code Number)

                      JEREMY'S MICROBATCH ICE CREAMS, INC.
                           3401 MARKET ST., SUITE 312
                             PHILADELPHIA, PA 19104
                                  215/823-6885
                            TELECOPIER: 215/823-6884
         (Address and Telephone Number of Principal Executive Offices)

                          ---------------------------

                                JEREMY D. KRAUS
                      JEREMY'S MICROBATCH ICE CREAMS, INC.
                         3741 WALNUT STREET, SUITE 423
                             PHILADELPHIA, PA 19104
                                  215/823-6885
                            TELECOPIER: 215/823-6884
           (Name, Address and Telephone Number of Agent for Service)

                          ---------------------------

                        COPIES OF ALL COMMUNICATIONS TO:


      GARY A. MILLER, ESQUIRE                        BRIAN C. DAUGHNEY, ESQUIRE
ECKERT SEAMANS CHERIN & MELLOTT, LLC                  GOLDSTEIN & DIGIOIA, LLP
  1515 MARKET STREET -- 9TH FLOOR                       369 LEXINGTON AVENUE
       PHILADELPHIA, PA 19102                            NEW YORK, NY 10036
            215/851-8472                                    212/599-3322
         215/851-8383 (FAX)                              212/557-0295 (FAX)


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after effective date.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: /x/

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                       |                |      PROPOSED      |      PROPOSED      |
                                                       |     AMOUNT     |      MAXIMUM       |      MAXIMUM       |    AMOUNT OF
         TITLE OF EACH CLASS OF SECURITIES             |     TO BE      |   OFFERING PRICE   |     AGGREGATE      |   REGISTRATION
                TO BE REGISTERED(2)                    |   REGISTERED   |     PER SHARE      |   OFFERING PRICE   |       FEE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value(1).....................   |   1,380,000    |       $7.00(2)     |     $9,660,000(2)  |    $2,685.48
Underwriter's Warrants..............................   |     120,000    |       $ .001       |     $      120     |    $     .03
Common Stock, par value $.01(3).....................   |     120,000    |       $8.75        |     $1,050,000     |    $  291.90
Total Registration Fee..............................   |                |                    |                    |    $2,977.41
==================================================================================================================================

(1) Includes up to 180,000 shares to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(3) Shares issuable upon exercise of the Underwriter's Warrants.

    Pursuant to Rule 416, there are also being registered such additional shares as may become issuable pursuant to the anti-dilution provisions of the Underwriter's Warrants.

    The Exhibit Index appears on page II-2 of the sequentially numbered pages of this Registration Statement. This Registration Statement, including exhibits contains __ pages.

    The Registrant hereby amends this Registration Statement on such dates or dates as may be necessary to delay its effective date until Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

    We will amend and complete the information in this Prospectus. Although we are permitted by US federal securities law to offer these securities using this Prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This Prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

================================================================================

                             CROSS REFERENCE SHEET

ITEM
NO.                                                    SECTIONS IN PROSPECTUS
----                                                   ----------------------
 1.   Front of the Registration Statement and
      Outside Front Cover of Prospectus......  Cover Page

 2.   Inside Front and Outside Back Cover
      Pages Of Prospectus....................  Inside Front Cover Pages; Outside Back
                                               Cover

 3.   Summary Information and Risk Factors...  Prospectus Summary, Risk Factors

 4.   Use of Proceeds........................  Prospectus Summary; Use of Proceeds

 5.   Determination of Offering Price........  Cover Page; Risk Factors; Underwriting

 6.   Dilution...............................  Dilution

 7.   Selling Security Holders...............  Not Applicable

 8.   Plan of Distribution...................  Prospectus Summary; Underwriting

 9.   Legal Proceedings......................  Business -- Legal Matters

10.   Directors, Executive Officers,
      Promoters and Control Persons..........  Management

11.   Security Ownership of Certain
      Beneficial Owners and Management.......  Principal Shareholders

12.   Description of Securities..............  Description of Securities; Dividend
                                               Policy
13.   Interest of Named Experts and
      Counsel................................  Experts

14.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities............................  Statement as to Indemnification

15.   Organization within Last Five Years....  Our Business; Certain Relationships and
                                               Related Transactions

16.   Management's Discussion and Analysis or
      Plan of Operation......................  Management's Discussion and Analysis of
                                               Financial Condition and Results of
                                               Operations

17.   Description of Business................  Prospectus Summary, Risk Factors; Our
                                               Business

18.   Description of Property................  Our Business

19.   Certain Relationships and Related
      Transactions...........................  Certain Relationships and Related
                                               Transactions
20.   Market for Common Equity and Related
      Stockholder Matters....................  Risk Factors; Underwriting

21.   Executive Compensation.................  Executive Compensation

22.   Financial Statements...................  Index to Financial Statements

23.   Changes In and Disagreements With
      Accountants On Accounting and Financial
      Disclosure.............................  Not Applicable

                 SUBJECT TO COMPLETION, DATED JANUARY __, 2000


INITIAL PUBLIC OFFERING PROSPECTUS

                                     [LOGO]

                        1,200,000 SHARES OF COMMON STOCK

     We develop, market and distribute a super-premium ice cream under the brand name Jeremy's Microbatch(R) Ice Creams.

     We are offering 1,200,000 shares of our common stock through First Montauk Securities Corp., our underwriter.


     This is our initial public offering. We anticipate that the initial public offering price will be between $6.00 and $7.00 per share.


     No market currently exists for our shares. We have applied for listing of our common stock on the Nasdaq SmallcapSM Market under the symbol JMIC and the Boston Stock Exchange under the symbol JMI.

                         ------------------------------

             The chart below shows the basic terms of the offering:


================================================================================
                                                     |   PER SHARE   |    TOTAL
--------------------------------------------------------------------------------
Public Offering Price............................... |    $          |   $
--------------------------------------------------------------------------------
Underwriting Discounts.............................. |    $          |   $
--------------------------------------------------------------------------------
Proceeds to Us Before Expenses of the Offering...... |    $          |   $
--------------------------------------------------------------------------------
Proceeds to Us After Expenses of the Offering....... |               |   $
================================================================================

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     [LOGO]



                The date of this Prospectus is          , 2000.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               PROSPECTUS SUMMARY

JEREMY'S MICROBATCH(R) AND ITS PRODUCTS

     Jeremy's Microbatch Ice Creams, Inc. develops, markets and sells super-premium ice cream using high-quality ingredients. Applying a successful concept first developed by the microbrew industry, we offer unique flavors of ice cream primarily in small, limited edition pint-size batches. Our ice cream products are mostly sold to supermarkets and grocery stores. We also sell products in convenience stores and food service outlets.


     Our business has been operated by Jeremy's Microbatch Ice Creams, LLC. At closing of this offering, Jeremy's Microbatch Ice Creams, LLC will become a wholly owned subsidiary of Jeremy's Microbatch Ice Creams, Inc. Jeremy's Microbatch Ice Creams, Inc. was formed in October 1999 for the sole purpose of becoming Jeremy's Microbatch Ice Creams, LLC's corporate parent. When we use the term "we," "our" or "Jeremy's" in this prospectus for periods or events before the closing of this offering, we are referring to Jeremy's Microbatch Ice Creams, LLC. When we use those terms for periods or events on or after the closing of this offering, we are generally referring to Jeremy's Microbatch Ice Creams, Inc. after it has acquired the business at closing of the offering.



     All historical financial information in this prospectus is derived from the financial statements of Jeremy's Microbatch Ice Creams, LLC. All financial information in this prospectus labeled pro forma or pro forma as adjusted takes into account Jeremy's Microbatch Ice Creams, LLC becoming a wholly owned subsidiary of Jeremy's Microbatch Ice Creams, Inc. on the date our registration statement is declared effective. References to shares refer to shares of Jeremy's Microbatch Ice Creams, Inc.


     Our mailing address is: 3741 Walnut Street, Suite 423, Philadelphia, PA 19104. Our telephone number is 215/823-6885.

THE OFFERING AND JEREMY'S MICROBATCH(R)'S SECURITIES


Securities Offered...................................  1,200,000 shares of common stock.
Offering Price.......................................  Estimated between $6.00 and $7.00 per share
Shares of Common Stock Outstanding:
Prior to the Offering................................  1,800,000 shares of common stock
After the Offering...................................  3,000,000 shares of common stock
Use of Proceeds......................................  We will use the proceeds of this offering for advertising and promotions, retail
                                                       placement fees, repayment of debt,
                                                       inventory and working capital.


     o The underwriter has an option to sell an additional 180,000 shares to cover over-allotments.

     In addition to the 3,000,000 shares that will be outstanding after this offering, we will have the following securities outstanding:

     o Underwriter's warrants for 120,000 shares of common stock. These warrants will have an exercise price equal to 125% of the public offering price.

     o Options for an aggregate 20,000 shares held by two of our officers.

MARKET FOR JEREMY'S MICROBATCH(R)'S SECURITIES

     Before this offering, there was no market for any of our securities. We cannot guarantee that a trading market will develop for our shares. We have applied for listing on the Nasdaq Smallcap(SM) Market and the Boston Stock Exchange. These listing applications have not yet been approved. Our applications request that the following listing symbols be reserved for our common stock:

Proposed Nasdaq Symbol...............................  JMIC
Proposed Boston Exchange Symbol......................  JMI

                             SUMMARY FINANCIAL DATA


In the tables below:


     o historic information for the period ended December 31, 1997, and information as of and for the year ended December 31, 1998 is derived from audited financial statements of Jeremy's Microbatch Ice Creams, LLC.

     o All other historic information is derived from unaudited financial statements of Jeremy's Microbatch Ice Creams, LLC.



                         STATEMENTS OF OPERATIONS DATA

                                    YEAR ENDED                           NINE MONTHS          NINE MONTHS
                                   DECEMBER 31,      YEAR ENDED             ENDED                ENDED
                                       1998       DECEMBER 31, 1997   SEPTEMBER 30, 1999   SEPTEMBER 30, 1998
                                   ------------   -----------------   ------------------   ------------------
Net Sales........................   $  415,671        $  79,421          $ 1,197,698           $ 252,790
Cost of Sales....................   $  299,868        $ 114,873          $   876,136           $ 113,170
Gross Profit (Loss)..............   $  115,803        $ (35,452)         $   321,562           $ 139,620
Total Operating Expenses.........   $1,066,747        $  72,091          $ 2,376,009           $ 620,140
(Loss) from Operations...........   $ (950,944)       $(107,543)         $(2,054,447)          $(480,520)
Net (Loss).......................   $ (956,201)       $(130,103)         $(2,110,611)          $(484,528)
Pro Forma basic and Diluted
  (Loss) Per Share...............   $    (1.67)       $   (0.44)         $     (1.70)          $   (0.97)
Pro Forma basic and Diluted
  Weighted Average Number of
  Common Shares Outstanding......      572,620          298,620            1,239,025             497,406



                               BALANCE SHEET DATA

                                                                                           SEPTEMBER 30,
                                                                           SEPTEMBER 30,       1999
                                                           SEPTEMBER 30,       1999         (PRO FORMA
                                       DECEMBER 31, 1998       1999         (PRO FORMA)    AS ADJUSTED)
                                       -----------------   -------------   -------------   -------------
Cash.................................      $179,730         $  124,129      $  209,129      $5,579,662
Current Assets.......................      $377,504         $  338,427      $  423,427      $5,793,960
Total Assets.........................      $421,894         $  893,852      $  978,852      $6,294,685
Current Liabilities..................      $306,476         $1,214,678      $1,199,678      $  515,511
Long-Term Debt.......................      $ 50,000         $   24,367      $   24,367      $   24,367
Members' Capital (Deficiency)........        65,418           (345,193)             --              --
Stockholders' Equity (Deficiency)....      $     --         $       --      $ (245,193)     $5,754,807



     The "Pro Forma" balance sheet data reflects the following transactions:

o Events which occurred in the fourth quarter of 1999:

     o Our borrowing of $40,000 from our chief executive officer and $5,000 from our chief financial officer. These loan proceeds were used to repay a $50,000 note owed to an unrelated third party.

     o Additional purchase of membership interests for $100,000 made by a member.


     o Our borrowing of $50,000 from a related party.

     o Our payment of $60,000 of a note payable to our former marketing agency.


o Our plan of reorganization whereby the total amount of Members' contributions will be converted to 1,800,000 shares of common stock of Jeremy's Microbatch Ice Creams, Inc.


     The Pro Forma As Adjusted balance sheet data reflects the receipt of the anticipated net proceeds of approximately $6,000,000 from the sale of the 1,200,000 shares of common stock offered in this offering, net of repayments of notes payable in the amount of $630,000.

     NOTICE TO CALIFORNIA INVESTORS: Each purchaser of our shares in California must be an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, or satisfy one of the following suitability standards:

     o minimum annual gross income of $65,000 and a net worth (exclusive of home, home furnishings and automobiles) of $250,000; or

     o minimum net worth (exclusive of home, home furnishings and automobiles) of $500,000.

                                  RISK FACTORS

     OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT. We have a very limited operating history upon which you can evaluate our operations and future prospects. The "Microbatch(R)" concept, which we believe differentiates us from our competitors, is a new marketing concept. Our limited history may not be sufficient to judge whether our "Microbatch(R)" concept will sufficiently differentiate us from other premium ice creams to make us successful.


     BECAUSE OF OUR LACK OF FUNDS AND PAST LOSSES, OUR ACCOUNTANTS' AUDIT REPORT INDICATES THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. Without the proceeds of this offering, we will not have sufficient funds for our operating needs after the end of the first quarter of 2000. We will depend on the proceeds of this offering to fund our operations for approximately 18-24 months after closing of the offering. In addition, we have not been profitable. We have reported a net loss of approximately $2,100,000 for the nine months ended September 30, 1999. We have accumulated losses of approximately $3,255,000 since our inception. We expect to incur losses for the remainder of 1999 and for at least a part of 2000. Because of our lack of funds and our history of losses from operations, our independent certified public accountants have included an explanatory paragraph in their report indicating that there is substantial doubt about our ability to continue as a going concern.


     INVESTORS WILL EXPERIENCE IMMEDIATE SIGNIFICANT DILUTION IN THE BOOK VALUE OF THEIR SHARES. Immediately after this offering the book value of your shares will be approximately $1.78. This represents dilution of $4.22, or over 70%, from the purchase price you will pay in the offering.

     THE STRENGTH OF OUR COMPETITORS MAKES IT DIFFICULT TO COMPETE SUCCESSFULLY IN THE ICE CREAM MARKET. Our business is highly competitive. There are several other companies marketing super premium ice cream that compete with us, including Haagen-Dazs, Inc., ("Haagen-Dazs") owned by The Pillsbury Company, Ben & Jerry's Homemade, Inc. ("Ben & Jerry's") and numerous regional ice cream companies. Our products also compete with non-premium ice creams as well as other frozen desserts, and with hand dipped ice cream sold by ice cream shops. Many companies that are or will be our competitors have well established brand names and have much more money and other resources than we do. Additionally, Haagen-Dazs and Ben & Jerry's manufacture their own ice cream, giving them more control and flexibility in production than we have.

     WE WILL NOT BE SUCCESSFUL UNLESS WE INCREASE FAVORABLE CONSUMER PERCEPTION OF OUR BRAND. We believe that broader recognition and favorable consumer perception of the Jeremy's Microbatch(R) Ice Creams brand are essential to our future success. Accordingly, we will pursue an aggressive brand-recognition strategy, which will include mass market and multimedia advertising, promotional programs and public relations activities. Successful positioning of our brand will largely depend on:

     o the success of our advertising and promotional efforts; and

     o provision of high quality product.

     To increase awareness of the Jeremy's Microbatch(R) Ice Creams brand and expand it to new flavors, we will need to spend significant amounts on advertising and promotions. These expenditures may not result in a sufficient increase in revenues to cover such advertising and promotions expenses. In addition, even if brand recognition increases, the number of new customers may not justify our advertising and promotional expenditures.

     BECAUSE OF OUR LIMITED PRODUCTS AND FLAVORS, THE FAILURE OF ANY ONE FLAVOR COULD SIGNIFICANTLY IMPACT OUR REVENUES AND PROFITS. Our revenues come from a limited number of products. Because our only product is ice cream, and we have only six to eight flavors available at any time, the failure of our flavors to become popular could significantly affect our revenues.

     OUR REVENUE GROWTH DEPENDS UPON OUR ABILITY TO DEVELOP NEW FLAVORS WHICH ARE CONSISTENTLY ACCEPTED BY CONSUMERS. Our growth and success will depend, in significant part, upon our ability to develop new and unique flavors. Each of our product offerings must be responsive to customer tastes to successfully achieve market acceptance. We will incur substantial expense and use significant resources as we change our products from time to time. In addition, if we launch new products that are not favorably received by consumers, our reputation and the value of our brand name could be damaged.

     OUR DEPENDENCE ON OTHERS TO DISTRIBUTE OUR PRODUCTS COULD HARM OUR ABILITY TO SELL OUR PRODUCTS. We depend upon independent ice cream distributors located in various geographic markets to properly distribute and maintain our products in the freezer shelves of retailers. In most geographic markets, there are a limited number of distributors with the ability to properly handle the distribution of ice cream. Some of these distributors also distribute our competitors' products. We do not have contractual commitments from most of our distributors. Because there are a limited number of qualified distributors, our failure to maintain good relationships with these distributors could harm our ability to sell product in specific geographic regions.

     DEPENDENCE ON OUTSIDE MANUFACTURERS MAKES IT MORE DIFFICULT FOR US TO CONTROL QUALITY AND PRODUCTION TIMES. While we develop formulations of our ice cream flavors, we do not manufacture or package our own product. Currently, we depend on a single source for the manufacture of our ice cream. Use of an outside manufacturer gives us less control over the quality and scheduling of production than if we had our own production facility. This lack of control could potentially lead to occasions of product below our quality standards or production scheduling which does not meet our needs. Although we would have recourse against our manufacturing partner if this happened, these events could substantially damage our reputation.

     DIFFICULTY IN OBTAINING GROCERY RETAILER ACCEPTANCE FOR NEW PRODUCTS MAY LIMIT OUR REVENUE. In order for us to introduce our products into new markets, and to continue to sell those products, retail grocers must agree to allocate freezer shelf space to our products. Retailers are not inclined to allocate shelf space to new products when existing products are performing. If we cannot convince retailers to allocate shelf space to our products, and to increase the shelf space allocated to us, our business will not grow. Some retailers require significant slotting fees before they will allocate shelf space or to continue to allocate shelf space to a product. We may not be able to fund all of these slotting fees, in which case we could fail to obtain shelf space in certain markets or lose shelf space already obtained.

     LOSS OF CERTAIN PERSONNEL WOULD SIGNIFICANTLY IMPACT OUR BUSINESS. We believe that our success depends on the continued employment of our management team. If one or more members of our executive management team were unable or unwilling to continue in their present positions, our business could be materially adversely affected. We do not presently carry life insurance on any member of our executive management team. Our agreements with the underwriter require us to obtain insurance on the lives of our President, Jeremy Kraus, and our Chief Operating Officer, Samuel Cohen.

     OUR PROFITABILITY IS SUBJECT TO FLUCTUATIONS IN DAIRY PRICES. The primary raw materials used in our operation are dairy products. Prices for dairy products fluctuate, and we cannot be certain that prices for dairy products will not increase. If the price of raw materials increases and remains high indefinitely and we are not able to pass such prices on to our customers, our profitability will be damaged. Some of our competitors, by virtue of greater buying power, may not have the same risks as we do.

     OUR REVENUE GROWTH WILL BE LIMITED IF THE CURRENT CONSUMER TRENDS OF INCREASING CONSUMPTION OF FULL FAT DAIRY PRODUCTS DOES NOT CONTINUE. Our super-premium ice cream is a "full fat" product. Consumer trends could return to a preference for lower fat dairy items, in which case we would be forced to compete for a piece of a much smaller market. If this happens our growth will be limited.

     OUR BUSINESS MAY BE DISRUPTED IF OUR SUPPLIERS' OR CUSTOMERS' COMPUTER SYSTEMS ARE NOT YEAR 2000 COMPLIANT. Failure of our suppliers' or customers' computer systems to be Year 2000 compliant could result in our inability to receive materials, services, orders or payments on a timely basis, and could otherwise materially adversely affect our operations. We have received oral assurances from our material suppliers that their systems are Year 2000 compliant, but do not have independent verification. We do not have any information as to Year 2000 compliance of our customers' systems.

     THE UNDERWRITER MAY HAVE SIGNIFICANT INFLUENCE OVER US AFTER THIS OFFERING. After completion of this offering, First Montauk Securities Corp. will have the right to nominate a member of our board of directors. In addition, First Montauk will have warrants for 120,000 shares of our common stock, and the right to demand that the shares issuable on exercise of those warrants be registered for public sale. First Montauk will also have an agreement with us to be our financial advisor for two years. Through these mechanisms, First Montauk may have significant influence over our affairs.

     OUR CERTIFICATE OF INCORPORATION CONTAINS PROVISIONS LIMITING THE LIABILITY OF OUR DIRECTORS TO US AND OUR STOCKHOLDERS. Our Certificate of Incorporation contains provisions, authorized by Delaware law, which eliminate our directors' liability for breach of fiduciary duty except under limited circumstances. These provisions may limit our ability to have any remedy against a director who breaches his fiduciary duty.

     SINCE WE DO NOT EXPECT TO PAY DIVIDENDS, YOU CANNOT EXPECT TO RECEIVE INCOME FROM THIS INVESTMENT. We expect to reinvest our income in our growth. Therefore, an investor cannot expect to receive income from an investment in us.

     BECAUSE THIS OFFERING WAS APPROVED IN CALIFORNIA IN THE BASIS OF A LIMITED OFFERING QUALIFICATION, THERE WILL BE LIMITATIONS ON THE TRADING OF OUR COMMON STOCK IN CALIFORNIA. This offering was approved in California on the basis of a limited offering qualification. Under this qualification, we can only sell common stock to investors who meet certain suitability standards described at the end of the prospectus summary. Because of this, we were not required to demonstrate compliance with some or all of the merit regulations of the California Division of Corporations found in Title 10, California Code of Regulations, Rule 260.140 and Rules following that Rule. Secondary trading for common stock will not qualify for the exemption from registration usually available to companies who fully register a public offering in California, California Corporations Code Section 25104 (h). Therefore, other exemptions must be found for any investor who wishes to sell his stock in California. While there may be other exemptions available, such as exemptions for private sales, an investor's ability to sell his shares in California will be limited for a period of time.


     SINCE WE ARE PAYING DEBT WITH THE PROCEEDS OF THIS OFFERING, WE HAVE LESS FUNDS AVAILABLE TO IMPLEMENT OUR BUSINESS PLAN. Our use of proceeds from this offering includes the payment of approximately $860,000 of existing debt. As a result, we will have less funds available to use for other purposes, including advertising and inventory.

     WE HAVE BEEN GRANTED A TEMPORARY WAIVER FROM THE NASDAQ STOCK MARKET FOR THE REQUIREMENT FOR TWO INDEPENDENT DIRECTORS AND THEREFORE OUR COMMON STOCK MAY BE DELISTED IF WE DO NOT TIMELY COMPLY. We do currently have two independent directors on our Board of Directors. The Nasdaq Stock Market has granted us a temporary waiver for 90 days to provide us with an opportunity to get two independent directors. In the event that we cannot attract individuals to join our board, we may be subject to delisting from the Nasdaq Stock Market. If our Common Stock is delisted, our common stock may be traded on the over the counter market. Investors may have greater difficulty selling their shares because of decreased liquidity in the over the counter market.

     THE UNDERWRITER HAS A DISCIPLINARY HISTORY AND LIMITED EXPERIENCE IN PUBLIC OFFERINGS. Although the underwriter was formed and registered as a broker dealer in 1983, current management has operated the underwriter since 1986. The underwriter has managed only two public offerings to date, although it has participated in over 200 public offerings as a selling group member.

     Since 1989, the underwriter has been subject to 13 regulatory actions. Two of the more serious violations occurred in June 1997 and August 1989. In June 1997, the SEC entered an order against the underwriter for failure to supervise the activities of certain registered persons at one of its branch offices, since closed, failure to file certain reports and failure to comply with certain net capital rules. The SEC order resulted in a censure of the underwriter, and payment of fines. In August 1989, the National Association of Securities Dealers and the underwriter settled an administrative action brought against the firm and certain principals which alleged violations of NASD Rules regarding, among other things, improper record keeping, failure to file proper reports, filing of inaccurate reports and effecting sales of municipal securities at prices deemed unfair.

                           FORWARD LOOKING STATEMENTS

     Some of the statements under the "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of 1,200,000 shares in this offering will be approximately $6 million. This is based upon an assumed initial public offering price of $6 per share, after deducting estimated underwriting fees and other expenses of the offering. We will receive additional net proceeds of up to $939,000 if the underwriter exercises the option granted to it in connection with this offering to purchase additional shares of our stock to cover over-allotments.



     Our Executive Management has Wide Discretion In the Application of Proceeds from this Offering. Our management has discretion over the use and expenditure of the proceeds of this offering. Approximately $1,115,000, or 18.58% of the proceeds, is reserved for working capital. You may have less ability to judge the likelihood of success of our business plan than if we had more specific uses of the proceeds of this offering.


     The following table summarizes our intended use of these proceeds:


                                                                       PERCENT OF
                APPLICATION OF PROCEEDS                     AMOUNT      PROCEEDS
                -----------------------                   ----------   ----------
Advertising and Promotions..............................  $3,000,000      50.00%
Fees and Costs directly Related to Retail Placement, or
  "Slotting," Fees......................................     850,000      14.17
Repayment of Notes Payable..............................     630,000      10.50
Repayment of Obligations to Former Manufacturer.........     230,000       3.83
New Inventory...........................................     175,000       2.92
Working Capital.........................................   1,115,000      18.58
                                                          ----------     ------
  Total.................................................  $6,000,000     100.00%
                                                          ==========     ======


     Advertising and Promotions. We plan to engage in an aggressive marketing campaign to establish the Jeremy's Microbatch(R) brand name and to obtain more retail outlets. Marketing and promotions include marketing directly to retailers through promotional programs and allowances, in store sampling and other promotional programs. We will also engage in direct consumer marketing including sponsorships of events and advertising activities such as print and broadcast advertising and coupons.

     Retail Placement, or "Slotting," Fees. These fees are required by certain supermarkets, grocers and other retail customers for our product to obtain and maintain shelf space in their freezers.

     Repayment of Notes Payable.  This amount includes the following:

     o $300,000 owed to a bank
     o $40,000 owed to our Chief Executive Officer
     o $5,000 owed to our Chief Financial Officer

     o $50,000 owed to Strive, Inc., one of our principal members

     o approximately $235,000 owed to our former marketing agency

     The bank debt is a line of credit from Norwest Bank. The borrowings on the line of credit were used for working capital, including salaries and inventory. This loan bears interest at 12.25% per annum.

     The loans by the President and Chief Financial Officer were made in October, 1999, to allow us to repay a debt owed to an unrelated party who had made a $50,000 loan to us in December, 1998. The interest rate on the loans to our officers is 10% per annum. The interest on the loan from the unrelated party had been 14% per annum. These notes by their terms are not due until October, 2000, but we plan to repay them upon closing of this offering to avoid the interest charges.
                                       7

     The loan by Strive, Inc, was made in November, 1999 to fund the payment of accounts payable. That note bears interest at 14% and is due in October, 2000 but we plan to repay it upon closing of the offering.

     The debt to our former marketing agency consists of a note we issued to that agency on November 19, 1999. That note represents amounts due for past services and expenses of the marketing agency.


     Repayment of Obligations to Former Manufacturer. Approximately $110,000 of the amount owed to our former manufacturer is for finished product previously delivered and approximately $90,000 is for ice cream ingredients and packaging materials on hand at the time we terminated the manufacturer. The remaining amounts represent interest and other costs. When we pay these amounts, we will receive the packaging and ingredients. We expect to utilize a majority of those materials and ingredients.

     Working Capital. This amount will be used for costs and expenses until we are able to fund these costs and expenses through operations. These costs and expenses will be incurred or already have been incurred for salaries and benefits for employees and management, including three new marketing employees we recently hired, and other customary overhead expenses. These costs also include lease expenses for our offices, computer and other related office expenses. We expect that operations will fully fund our working capital costs within twenty-four months of this offering.


     The amounts in the table above are estimates developed by our management based upon our current plans and current economic and industry conditions. Our proposed use of proceeds may change if industry or economic conditions change or if our financial condition changes. Management will also have the discretion to change the amount of funds used for each purpose.

     Pending use of the proceeds, as described above, funds will be held in temporary investments in bank certificates of deposits and/or interest-bearing insured savings accounts, United States government notes, bills and bonds and money market funds. Any income derived from the short-term investments will be used for working capital.

                                      DILUTION

     Our pro forma net tangible book value as of September 30, 1999 was $(714,088) or $(0.40) per share. Our pro forma net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount our tangible assets and dividing the remainder by the weighted average number of shares of our common stock outstanding.

     The as adjusted pro forma net tangible book value per share after this offering will be $1.78 based on an assumed initial public offering price of $6 per share. Therefore, purchasers of shares of common stock in this offering will realize immediate dilution of $4.22 per share or over 70% of their investment. The following table illustrates this dilution:

Assumed initial public offering price per share.............           $6.00
Pro forma net tangible book value per share as of September
  30, 1999..................................................  $(0.40)
Increase in net tangible book value per share attributable
  to new investors..........................................    2.18
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................            1.78
                                                                       -----
Dilution per share to investors in this offering............           $4.22
                                                                       =====

     The following table presents the following data as of September 30, 1999, and assumes an initial public offering price of $6.00 per share for our new investors:


     o the number of shares of our common stock acquired from us (after giving effect of the proposed plan of reorganization to effect a change from a limited liability company to a corporation);


     o the total cash consideration paid;

     o the average price per share paid before deducting estimated underwriting fees and our estimated offering expenses; and

     o the average price per share paid by the existing holders of common stock.

                                             SHARES OF
                                              COMMON         CONSIDERATION
                                               STOCK     ---------------------   AVERAGE PRICE
                                             ACQUIRED      AMOUNT      PERCENT     PER SHARE
                                             ---------   -----------   -------   -------------
Existing Shareholders......................  1,800,000   $ 3,009,857      30%        $1.67
New Investors..............................  1,200,000     7,200,000      70         $6.00
                                             ---------   -----------     ---
  Totals...................................  3,000,000   $10,209,857     100%        $3.40
                                             =========   ===========     ===

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expansion of our business.

                                   CAPITALIZATION

     The following table presents our capitalization as of September 30, 1999.


     The "Pro Forma" column in the table presents the capitalization as if the following transactions had occurred on September 30, 1999:

o Events which occurred in the fourth quarter of 1999:


     o borrowings of $40,000 from our chief executive officer and $5,000 from our chief financial officer. These loan proceeds were used to repay a $50,000 note owed to an unrelated individual. These loans bear interest at 10% per annum.

     o additional purchase of membership interest for $100,000 made by a member.


     o borrowing of $50,000 from a related party at an interest rate of 14%.

     o payment of $60,000 of the note payable, vendor.

o Our plan of reorganization whereby the Members' interests will be converted to 1,800,000 shares of common stock of Jeremy's Microbatch Ice Creams, Inc.

     The "Pro Forma As Adjusted" column in the table presents the capitalization taking into account the following as if they had occurred on September 30, 1999:

     o the receipt of the proceeds from the issuance and sale of the 1,200,000 shares of common stock at an assumed initial offering price of $6.00 offered by us in this offering, net of estimated underwriters' commissions and approximately $480,000 of offering expenses.

     o the estimated use of proceeds from the sale of these shares as it relates to the repayment of debt in the amount of $630,000.

     The table does not take into account:

     o the issuance of additional shares if the underwriter exercises its over-allotment option; or

     o any shares that may be issued on exercise of the warrants to purchase shares that will be held by the underwriter.

                                                                       SEPTEMBER 30, 1999
                                                             ---------------------------------------
                                                                                         (PRO FORMA
                                                               ACTUAL     (PRO FORMA)   AS ADJUSTED)
                                                             ----------   -----------   ------------
Short-term debt:
  Note payable, bank.......................................  $  300,000   $  300,000     $       --
  Notes payable, officers..................................          --       45,000             --
  Note payable, related party..............................          --       50,000             --
  Note payable, vendor.....................................     294,467      235,467             --
  Current portion of obligations under capital
     leases................................................      13,681       13,681         13,681
  Current portion of long-term debt........................      50,000           --             --
                                                             ----------   ----------     ----------
  Total short-term debt....................................     658,148      643,148         13,681
                                                             ----------   ----------     ----------
Long-term debt:
  Obligations under capital leases.........................      24,367       24,367         24,367
                                                             ----------   ----------     ----------
Members' (deficiency) and shareholders' equity (deficiency):
  Members' (deficiency)   .................................    (345,193)          --             --
  Preferred stock, $.01 par value -- authorized
     500,000 shares, issued and outstanding --
     none..................................................          --           --             --
  Common stock $.01 par value -- authorized
     5,000,000 shares, issued and outstanding --
     0, 1,800,000 and 3,000,000 shares,
     respectively..........................................          --       18,000         30,000
  Additional paid-in capital...............................          --    2,991,857      8,979,857
  Accumulated (deficit)....................................          --   (3,255,050)    (3,255,050)
                                                             ----------   ----------     ----------
  Total members' (deficiency) and shareholders' equity
     (deficiency)..........................................    (345,193)    (245,193)     5,754,807
                                                             ----------   ----------     ----------
  Total capitalization.....................................  $  337,322   $  422,322     $5,792,855
                                                             ==========   ==========     ==========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     You should read the following discussion and analysis in conjunction with the "Summary Financial Data" and our financial statements and related notes that are included in this prospectus.


OVERVIEW


     In 1997, one of our principal members, Strive, Inc., developed, marketed and sold super-premium ice cream under the Jeremy's Microbatch(R) Ice Creams brand. Jeremy D. Kraus, our Chief Executive Officer and director, and Samuel V. Cohen, our Chief Operating Officer and director, are shareholders, directors and officers of Strive. In January 1998, Strive transferred the business to Jeremy's Microbatch Ice Creams, LLC. This transfer of business has been treated as a reverse merger for financial reporting purposes, and the operations of Strive related to our business have been included for all periods presented. Simultaneously with the closing of this offering, Jeremy's Microbatch Ice Creams, LLC, will become a subsidiary of Jeremy's Microbatch Ice Creams, Inc. Since we began operating, we have derived our revenues primarily from the sale of our branded ice cream products in pint and other containers in supermarkets, grocery stores and similar retail outlets. We expect our revenues will continue to be primarily from these sources. Our long term plans include opening our own retail establishments serving primarily our own product, but we do not expect to begin work on retail stores in the next twelve months.


     Throughout our short history, our revenues have increased steadily. Our revenues in the first nine months of 1999 were more than double our revenues for the entire year of 1998. However, we have not achieved net cash flow from operations. If we effectively apply the proceeds of this offering to promotional marketing activities and other applications, we believe that our revenues will continue to rise. We also expect that our operating expenses will continue to decline as a percentage of sales. However, we cannot guarantee that our sales will continue to grow or that we will be able to reduce expenses as a percentage of sales.

RESULTS OF OPERATIONS


     The following table presents selected financial data for the periods indicated expressed as a percentage of net sales:


                                                                        NINE MONTHS     NINE MONTHS
                                          YEAR ENDED     YEAR ENDED        ENDED           ENDED
                                         DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                             1998           1997           1999            1998
                                         ------------   ------------   -------------   -------------
Net sales..............................      100.0%        100.00%         100.00%         100.00%
Cost of sales..........................       72.1         144.64           73.15           44.77
                                            ------        -------         -------         -------
Gross profit (loss)....................       27.9         (44.64)          26.85           55.23
                                            ------        -------         -------         -------
Selling................................      139.8          39.83           89.61          151.45
Distribution...........................       15.8           3.92           12.84            6.68
General and administrative.............       99.7          41.82           77.18           87.09
Amortization of deferred charges.......         --             --           18.23              --
Depreciation...........................        1.4           5.21            0.52            0.09
                                            ------        -------         -------         -------
Total operating expenses...............      256.7          90.78          198.38          215.31
                                            ------        -------         -------         -------
Operating (loss).......................     (228.8)       (135.42)        (171.53)        (190.08)
Other income...........................        0.5           3.27            0.42            0.76
Loss on sale of property and
  equipment............................         --         (31.22)          (1.57)             --
Interest expense.......................       (1.7)         (0.45)          (3.54)          (2.34)
                                            ------        -------         -------         -------
Net (loss).............................     (230.0)%      (163.82)%       (176.22)%       (191.66)%
                                            ======        =======         =======         =======

THREE MONTHS ENDED SEPTEMBER 30, 1999

     We experienced a net loss of approximately $1,200,000 in the third quarter of 1999. This was greater than the loss for the two previous quarters combined. The net loss for the quarter resulted from the combined effects of reduced sales, decreased margins and increased selling and general and administrative expenses.

     Sales in the third quarter were approximately $343,000, which was approximately $175,000 less than sales for the second quarter. The reduction in sales was primarily caused by our decision to reduce the stock of our old flavors in the distribution chain due to the introduction of new flavors.

     Our gross margin was greatly reduced in the third quarter of 1999. The reduction in the gross margin was partly due to a $50,000 charge relating to the termination of our relationship with our former manufacturer and $40,000 in new package design costs.

     Third quarter selling expenses were more than selling expenses for the prior two quarters combined. This was due to increased promotional expenses as we sought to keep pace with competitors' promotional schedules and made efforts to move retail stock of discontinued flavors and speed stocking of new flavors.

     General and administrative expenses also increased significantly in the third quarter as compared to the prior two quarters. The primary reasons for this included increased marketing staff and the start-up costs related to the new hires. In addition, we incurred approximately $40,000 in costs related to our prior years' audits in that quarter.


COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     Net Sales. Our net sales increased by $944,908 to $1,197,698, or over 350% in the first nine months of 1999 compared to sales in the first nine months of 1998 which were $252,790. This expansion can be attributed both to an increase in the number of retail outlets carrying our products and an increase in the revenues per outlet. We believe that this increase is a direct result of our marketing and promotional efforts and expenditures.


     Gross Profit. Our gross profit in the first nine months of 1999 was $321,562, as compared to $139,620 for the similar period in 1998. Our gross profit as a percentage of sales was 26.9% in the first nine months of 1999 as compared to 55.2% in the similar 1998 period. The decrease in gross profit percentage was partially a result of a $50,000 charge relating to the termination of our relationship with our former manufacturer and costs associated with significant changes in product and packaging in September 1999. At that time we began discontinuing five flavors and introducing seven new flavors. We also developed and implemented a new package design. The cost of the new package design was approximately $40,000. Some of the increase was attributable to increased costs of materials. In the future, we do not expect to change as many flavors at the same time and do not expect more gradual changes in flavors to significantly impact our margins. Currently, all of our product is manufactured and packaged by a single outside source. We do not plan to manufacture the product ourselves. We believe that the use of a single source, or a small number of sources, for product, reduces our cost due to the manufacturer's ability to plan production more efficiently.


     Operating Expenses. Our total operating expenses increased from $620,140 in the first nine months of 1998 to $2,376,009 in the first nine months of 1999. The major components of operating expenses, our selling, distribution, general and administrative expenses and amortization of deferred charges all increased during this period. We believe that the increases in dollar amounts were consistent with our growth. As a percentage of sales, operating expenses decreased from more than 245% of sales to 198% of sales. This is primarily attributable to increased sales and the fixed elements of some of those expenses. Most components of operating expense have decreased as a percentage of sales. However, distribution expense did increase as a percentage of sales from less than 7% of sales to approximately 13% of sales due to our geographic expansion and servicing of new accounts in Colorado, Texas, Arizona and other areas outside of the Northeastern United States. We expect distribution costs to increase as we enter new geographic markets. We expect that when we are able to build sales volume in any particular area, distribution costs will decrease as a percentage of sales.

     The deferred charges represent certain product placement costs, also known as slotting fees, paid to our retail customers to obtain and maintain shelf space in retail outlets, generally over a twelve month period. The payment of these fees is common in most segments of the food industry. We expect that the deferred charges will continue to rise for a period of time and then decrease as our brand becomes more established.

     General and administrative expenses include rent, salaries, and other costs for general corporate functions such as finance, accounting, legal fees and other professional service expenses. The increase in general and administrative expenses is primarily attributable to increased salaries and related expenses associated with hiring additional personnel and increased professional fees to support the growth of our operations. We expect to incur additional general and administrative expenses as we hire additional personnel and additional costs related to the growth of our business and operation as a public company. We expect these expenses to include facilities expansion, directors and officers liability insurance, investor relations programs and professional service fees. Accordingly, we anticipate the general and administrative expenses will continue to increase in absolute dollars. We believe that general and administrative expenses will follow the pattern for a growth company, increasing initially and then decreasing as a percentage of revenue.


     Selling expenses consist primarily of promotional activities, advertising, salaries and commissions of sales and marketing personnel, brokers and distributors. Selling expenses increased in absolute dollar amounts from the first nine months of 1998 to the first nine months of 1999 due to increases in volume in the first two quarters of 1999, which caused additional fees to brokers and distributors, as well as an increase in advertising and other promotional activities. Some of these advertising and promotional activities resulted from efforts to move retail stock of discontinued flavors and introduce new flavors. We expect that selling expenses will continue to increase in absolute dollars for the foreseeable future as we increase expenditures for sales, marketing, and brand promotion and we hire additional sales and marketing personnel. In September, 1999, we made a decision to terminate our existing advertising relationship and hire additional marketing personnel in-house. We expect that sales and marketing expenses will follow the pattern for a growth company, increasing initially and then decreasing as a percentage of sales.


     Other Income and Expenses. Our other income during 1999 consisted of a one-time cash prize from our victory in the Mail Boxes, etc. "See Your Small Business on the Superbowl" contest. Our loss on the sale of a fixed asset in 1999 resulted from our sale of a promotional vehicle. We do not expect that either this type of income or expense will recur in the future. Our interest expense increased from approximately $6,000 in 1998 to approximately $42,000 in 1999, due to additional borrowings to finance growth. We expect that we will eliminate interest expense entirely for approximately the first 12 months after this offering due to the availability of the proceeds of this offering. After that time, we expect that we will obtain lines of credit consistent with our level of sales. Interest expense also increased in 1999 due to the introduction of a receivables factoring arrangement put into place during that period.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     The year ended December 31, 1998 was our first full operating period. In the year ended December 31, 1998, we had net sales of approximately $416,000 and our costs of sales were $299,868, approximately 72.1% of net sales. We had a loss from operations of approximately $951,000 and a net loss of approximately $956,000.

     Our 1997 financial statements reflect the operation of our business for a period of about 90 days at the end of that year. Because of the limited period of operations in 1997, we do not believe that the operating results of 1997 and 1998 are comparable. During this period, net sales were approximately $79,000, the business had a gross loss of approximately $35,000 and operating expenses of approximately $72,000. As a result, the business suffered a loss from operations of approximately $108,000 and a net loss of approximately $130,000.

SEASONALITY

     While our sales have fluctuated due to our rapid growth, our sales are generally not expected to be seasonal. The market segment in which we compete, super premium ice creams, does not experience significant seasonality. We do not expect that our sales will be affected by significant seasonal fluctuations in the future.

INDUSTRY TRENDS

     The ice cream industry, and the super premium segment in particular, has recently experienced significant changes. The consumer demand for ice cream has shifted back to full fat ice creams, like those we produce, from low fat and non-fat ice creams and yogurt products which were popular in the 1980's and early 1990's. We expect, based on our review of industry statistics, that the demand for full fat product, and super premium ice creams in particular, will continue to grow rapidly. However, we also believe that competition in our segment will increase. Competitors in the segment have helped to drive growth and a reallocation of retail space to super premium products. Therefore, we believe that the market segment in which we compete will continue to grow. However, should industry trends change, and consumers once against focus on lower fat products, our growth could be severely affected.

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have financed our operations primarily through capital contributions of our members. Since inception through September 1999, we had received $2,700,000 in cash capital contributions from two of our members, which includes $650,000 received during the third quarter of 1999. One of these members also converted a $50,000 note payable to equity during 1998. We received an additional $100,000 from another member in October, 1999. We also received working capital through an accounts receivable factoring arrangement and a line of credit from Norwest Bank.



     Net cash used in operating activities was $636,750 in the first nine months of 1998, $928,835 in the year ended December 31, 1998, and $1,291,074 in the first nine months of 1999. All of these negative cash flows were offset primarily through additional investments by our existing members.


     Our line of credit with Norwest Bank accrues interest at the rate of 12.25% per annum. As of the date of this offering, we owed approximately $300,000 under the line of credit. We intend to repay our outstanding obligations to Norwest Bank with the proceeds of this offering.

     In May 1999 we entered into a factoring agreement under which we agreed to sell substantially all of our receivables to a finance company. We pay the finance company a fee of 1.5% of the amount of receivables purchased. The total unpaid receivables outstanding at any time under the factoring agreement may not exceed $500,000. Under this agreement, we must repurchase a receivable if the customer does not pay within a certain time period. We stopped using this facility in September, 1999, as the factor no longer makes advances because of the delinquency of our receivables. Since then, we have been collecting newly generated receivables ourselves. We do not intend to utilize a receivable factoring arrangement after the closing of this offering.


     We increased our inventory levels at the end of 1999 and at the beginning of 2000 as insurance against possible production delays due to year 2000 problems. Potential Year 2000 problems are discussed below under "Impact of the Year 2000 Issues on Our Information Systems".



     We believe that our existing cash balance together with our existing line of credit and projected cash flow from operations will not be sufficient to fund projected order flow, overhead and debt repayment for the quarter ending March 31, 2000. Accordingly, we must obtain additional financing in order to maintain our current level of operations. If financing is not obtained in the immediate future, then we will have to reduce operations to a level consistent with available working capital. We expect to raise additional working capital through this proposed initial public offering. There can be no assurances that any such additional equity financing will be available on a timely basis and/or under acceptable terms. We have experienced recurring operating losses since inception. Our independent certified public accountants have included an explanatory paragraph in their report indicating there is a substantial doubt about our ability to continue as a going concern.


     As we do not manufacture, store or distribute products ourselves, we do not anticipate any significant capital requirements in the next 18-24 months, other than the payment of increased slotting fees as we enter new markets and pay new retail customers. We believe that the cash supplied by this offering will be sufficient to finance all of our needs for at least 18-24 months. While our ability to increase our revenues and obtain net cash flow from operations is unproven, we believe that at the end of the 18-24 month period following closing, we will be able to finance operations from cash flow. After closing, we may be able to enter into receivables financing or line of credit arrangements with lower cost than those presently in place. However, if our revenues do not increase as quickly as anticipated, or the expenses we incur are greater than anticipated, we may need to raise additional funds to fund more aggressive brand promotion or more rapid expansion. We cannot be sure that any required additional financing will be available on terms favorable to us, or will be available at all. If additional funds are raised through the issuance of equity securities, stockholders may experience dilution of their ownership interest and the new securities may have rights superior to the holders of our common stock. If additional funds are raised by the issuance of debt, we may be subject to certain limitations on our operations and our ability to pay dividends. If adequate funds are not available, or not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our services, respond to competitive pressures or take advantage of business opportunities. Any of these events could have a material adverse effect on our business, results of operation or financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

     In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which will be effective for fiscal year 2001. This Statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measure at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 is not anticipated to have a significant impact on the Company's operating results or financial condition when adopted, because the Company currently does not engage in derivative instruments.

IMPACT OF THE YEAR 2000 ISSUE ON OUR INFORMATION SYSTEMS

     The Year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, such software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     We do not expect to be directly affected by the Year 2000 issue as we do not rely on date-sensitive software or affected hardware. Our current accounting and other systems were purchased "off-the-shelf". We intend to timely update our accounting and other systems that are determined to be affected by the Year 2000 issue by purchasing Year 2000 compliant software and hardware available from retail vendors at a reasonable cost.

     We have contacted our primary vendors and are in the process of contacting our primary customers to determine whether such companies' systems are Year 2000 compliant. If our systems or other companies on whose services we depend, including our vendors, are not Year 2000 compliant, this could have a material adverse effect on our business, results of operation or financial condition.

     The significant risk of our distributors and retail customers having Year 2000 problems is that their ordering and stocking systems would stop functioning. This would disrupt our order flow and delay our receipt of revenues. Our competitors would be equally affected. Due to our current size, we believe that we would quickly recognize any delay in orders form our major customers, and would assist them in manual ordering and stocking.


     Because we only buy finished goods from our manufacturer, any Year 2000 problem experienced by our manufacturer that caused spoilage of ingredients, such as electric power or transportation problems, would not be an expense for us. The significant risk is that we will experience production delays because our manufacturer's systems are non-compliant, because of power problems, or because the manufacturer's suppliers are delayed. We prepared for this contingency by increasing our inventory of finished goods in the end of 1999 and beginning of 2000.


INFLATION

     The impact of general inflation on our business has been insignificant to date. Inflation may affect our raw materials prices, but we do not expect that it will affect our gross profit.

                                  OUR BUSINESS

BACKGROUND

     We are a rapidly growing specialty developer, marketer and seller of super-premium ice cream in unique, limited edition flavors. We entered the premium ice cream industry with an innovative concept first introduced by the microbrewing industry: combine super-premium ice cream with high-quality ingredients to produce small, limited batches of delicious ice cream. We have strengthened our brand name recognition by designing and implementing a vigorous marketing campaign that emphasizes the youthful, entrepreneurial spirit of our company and our current management team.

     Our products are currently available in more than 3,200 stores in New England, the Mid-Atlantic region, Colorado, Minnesota, Florida, Texas and Arizona. We currently market flavors of our ice cream primarily in packaged pints, for sale primarily in supermarkets, other grocery stores, convenience stores and other retail food outlets.

     We believe that we have maintained a reputation for producing gourmet-quality ice cream, and for establishing and promoting a light-hearted, youthful promotional campaign that fosters our image as an energetic and creative company.

THE ICE CREAM MARKET

     The packaged ice cream industry includes economy, regular, premium, premium plus and super-premium products. Super-premium ice cream is generally characterized by a greater richness and density than other kinds of ice cream. This higher quality ice cream generally costs more than other kinds and is usually marketed by emphasizing quality, flavor selection, texture and brand image. Other types of ice cream are largely marketed on the basis of price. Ice cream is also part of the larger market for frozen desserts, which includes products such as yogurts and sorbets. In addition to packaged ice cream, ice cream is also sold hand dipped by ice cream shops. Some of our competitors have their own ice cream shops, but many ice cream shops are owned and run by independent operators.

     Super-premium ice cream has become an important part of the frozen dessert industry. Based on information provided by the International Dairy Food Association, we believe that sales of super-premium ice cream grew 12% from 1997 to 1998, while sales of all full fat ice creams grew only 3%.

JEREMY'S MICROBATCH(R) ICE CREAMS

     Our products are primarily sold in pint containers. The flavors we develop generally have a high content of products mixed in with the ice cream, such as nuts, chips, cookie pieces and swirls of other flavorings. The small container size is part of our Microbatch(R) image.

     Jeremy's ice cream has a high level of butter fat and low level of air incorporation during the freezing process. The approximate fat content of our ice cream is 16% excluding products mixed in. The approximate air incorporation is 20%. These characteristics give our ice cream the rich taste and dense, creamy texture that characterizes super-premium ice creams. The fat content of our ice cream comes primarily from the butter fat in the cream, but also from egg yolks. The ice cream mix consist of cream, sugar, non-fat milk solids, egg yolks and natural stabilizers. Our products are made from the finest quality ingredients. To date, we have not experienced any difficulty obtaining the dairy products used to make our ice cream. Various flavorings and products mixed in are readily available from many suppliers throughout the U.S.

     Our business plan includes continual development of new products and retiring older products unless they are super achievers. We believe this will help stimulate sales by the interest in the new products and generally give us a fresher image. Through the end of September, 1999 our flavors included:

     o Cinnamon Bun;

     o Chocolate Overload;

     o Coffee Extravaganza;

     o Fuzzy Navel;

     o Chocolate Down Under; and

     o Classic S'mores.

     Consistent with our overall business plan, during the fourth quarter of 1999, we began gradually phasing out all the existing flavors other than Cinnamon Bun and introduce the following new products:

     o Revenge of Chocolate Overload (chocolate with chocolate covered almonds);

     o Wired (vanilla ice cream with caffeine);

     o Purple Passion Pills (purple ice cream with blue candies);

     o Eve's Sinful Cider (apple cider flavor with chunks of apple);

     o Welcome to Tiramisu (tiramisu flavored ice cream with honey covered lady fingers);

     o Triple Expresso (coffee flavor with chocolate covered expresso beans);
       and

     o Vanilla Cream Stout (vanilla bean ice cream with nonalcoholic beer swirl and chocolate covered pretzels).

     In developing new flavors, we generally explore different types of desserts to determine which are not currently represented by ice cream flavors but could be converted to ice cream flavors. Once we develop a concept, we develop several test flavors and refine them to two or three potential flavors. We then test the two or three potential flavors with both consumers and food experts.

     Costs of particular ingredients included in a flavor are not generally considered by us in determining whether or not to produce a new flavor. The prices of our products are based upon average product cost.

OUR CUSTOMERS AND CONSUMER ORIENTED MARKETING

     Our target market consists of 15-35 year olds and affluent educated households, especially dual income young professionals without children, and college students. Our consumer oriented marketing has consisted primarily of:

     o Sponsorship of concerts, exhibits, fairs and other public amusements;

     o Entering into relationships in which we obtain promotional consideration such as mention on radio programs and in newspaper stories;

     o The Jeremy's Microbatch(R) Secret Service "Guerilla Marketing Teams." These are teams, generally made up of college students, which go to areas of high concentration of our target customers and distribute coupons, samples and other premiums to promote the brand.

     In early 1998, we won the Mailboxes, Etc. "See Your Small Business on the Superbowl" contest which gave us a free 30 second television spot during Superbowl XXXIII and enabled us to promote the product in other ways, such as appearance on television talk shows.

     Before this offering we did not spend significant funds on conventional consumer advertising such as print, radio and television. We intend to use a significant portion of the proceeds of this offering to begin that type of direct consumer advertising. We now have in-house marketing staff to assist us in these efforts.

OUR RETAIL CUSTOMERS

     In order to successfully market our product, we must convince retailers to allocate freezer shelf space to the product. Approximately 45 chains now carry our ice cream in approximately 3,200 stores. Most of these customers are regional grocery chains of significant size, such as Giant, Shop-Rite and Stop 'n Shop and independent grocery stores. We also sell through privately owed gourmet grocery chains and convenience stores.

     Approximately 80% of our sales are through regional grocery chains, and less than 20% is through independent grocery stores.

     In the nine months ended September 30, 1999, three distributors, C&S Wholesaler Grocers, Inc., Edy's Grand Ice Cream of New York and Specialty Frozen Products, each accounted for between 10% and 21% of our sales. We expect the three distributors to continue to account for significant sales in the near future.

     We market to the grocery chains by offering lower introductory prices and promotional programs and allowances. We also conduct in-store sampling and provide promotional funds to chains. We have historically paid and expect to continue to pay slotting fees for shelf space. During the nine months ended September 30, 1999, we paid approximately $633,000 of slotting fees. These fees are common in most segments of the food industry and vary from chain to chain. Chains are generally reluctant to give up shelf space to new products when they already have products which are performing.

     We market directly to retail chains but are assisted by regional brokers.

MANUFACTURING ARRANGEMENTS


     Our products are produced and packed by contractors who are in the business of producing and packing ice cream. We currently have a single source for the production and packing of our product, through a co-packing agreement with Roney Oatman, Inc., of Illinois. Although we currently use only this single source, our contract with Roney Oatman is not exclusive and we could use other sources if that became advantageous. Under our contract with Roney Oatman, we pay the manufacturer its actual cost for raw material such as butter, milk and packaging materials, plus a fixed processing fee for each flavor. Therefore, the cost of each production run may change if the cost of raw materials changes. We may elect to cancel this agreement on sixty days' notice at any time. However, we are then required to purchase all of the manufacturer's inventory related to our product and compensate the manufacturer for the amortized cost of its equipment used in the production of our product. We estimate the original cost of this equipment would not exceed $50,000. Our obligations to the manufacturer are guaranteed by Bluestem Capital Partners, II, L.P., our majority member.


DISTRIBUTION ARRANGEMENTS

     Arrangements with experienced ice cream distributors are essential to the success of our business. Generally, each geographic region has a limited number of distributors with the ability to properly handle the distribution of ice cream products. Establishing relationships with distributors and maintaining those relationships is therefore crucial to our business. In order to obtain favorable relationships with distributors, we expect that we will be required to grant distributors exclusive rights within certain territories. Currently, we have agreements with Delta Ice Cream covering Illinois and Melody Farms, LLC covering Michigan. Both of these agreements grant the distributor rights to distribute our products exclusively in the respective territories. These two distributors currently account for a small portion of our overall sales. We do not have agreements with the distributors that account for most of our sales.

     Our distributors are responsible for stocking our product on the shelves of our retail customers. Independent brokers who maintain relationships with the individual stores or chains usually assist the distributors in insuring that our product is properly displayed and in maintaining promotional displays.

COMPETITION

     The super-premium ice cream business is highly competitive, with the distinction between the super-premium category and the "adjoining" premium and premium plus categories more marked than in the past. Our principal competitors are The Haagen-Dazs Company, Inc., Ben & Jerry's, Godiva, Starbucks and Edy's. Edy's is marketed by Dreyers, Inc., an independent publicly owned company. Starbucks and Godiva are distributed by Dreyer's. We believe Haagen-Dazs controls approximately twenty percent (20%) of the super-premium market. Other significant frozen dessert competitors are Dannon, Columbo, Healthy Choice, and numerous other regional ice cream companies. Haagen-Dazs, an industry leader in the super-premium ice cream market, is owned by The Pillsbury Company, which in turn is owned by Diageo (previously known as Grand Metropolitan PLC), a British food and liquor conglomerate. Diageo is a large, diversified company with resources significantly greater than ours, and Haagen-Dazs has a significant share of the markets that we have entered in recent years. Haagen-Dazs has also entered foreign markets (including certain markets in Europe and the Pacific
Rim). Ben & Jerry's is an independent publicly-owned Company. Haagen-Dazs, Ben and Jerry's and certain other competitors also market flavors using pieces of cookies and candies as ingredients. In addition, unlike Jeremy's Microbatch(R), Haagen-Dazs and Ben & Jerry's manufacture their own ice cream.

     In addition to competition within the super-premium category, we also compete for both retail shelf space and customer dollars with other types of ice cream and other frozen desserts, such as frozen yogurt, low fat ice cream and sorbet. Intense competition within the super-premium category, as well as the proliferation of various types of frozen desserts, such as lower fat, lower cholesterol products like frozen yogurt, low fat ice cream and sorbet, have combined to make it more difficult to obtain shelf space and customer dollars. The ability to introduce innovative new flavors and low fat offerings on a periodic basis is also a significant competitive factor. We expect strong competition to continue, including price/promotional competition and competition for adequate distribution and limited shelf space within the frozen dessert market generally and the super-premium category specifically.

     Achieving wide distribution in the ice cream business is difficult due to the substantial expense of a national marketing campaign and the limited availability of space in the freezer compartments of retailers. Our ability to increase our market share will be dependent upon several factors, including consumer acceptance of our products, the quality and price of our products, advertising, and the availability of sufficient capital to allow product expansion.

PRICING

     Pricing for our products varies by geographic region of the intended retail sale. Generally, we seek to maintain prices similar to our major competitors at the wholesale levels, and our suggested retail prices are generally similar to those of our major competitors. Our wholesale prices are usually within 10% of the prices charged by our major competitors. Retailers are free to set their own prices, but we find they generally also charge a price for our product within 10% of the price they charge for our major competitors' products.

GOVERNMENT REGULATION

     We are subject to regulation by various governmental agencies, including the U.S. Food and Drug Administration and the U.S. Department of Agriculture. We must also obtain licenses from certain states where Jeremy's Microbatch(R) Ice Creams products are sold. We cannot predict the impact of possible changes that we will be required to make in response to legislation, rules or inquiries made from time to time by governmental agencies. FDA regulations may, in certain instances, affect our ability, as well as others in the frozen dessert industry, to develop and market new products. Nevertheless, we do not believe that these legislative and administrative rules and regulations will have a significant impact on our operations.

     Our manufacturers must comply with federal and local environmental laws and regulations relating to air quality, waste management and other related land use matters. Our manufacturers must maintain waste water discharge permits and pre-treat production affluent prior to discharge to the municipal treatment facilities. We believe that our manufacturers are in compliance with all required operational permits relating to environmental regulations.

     The FDA and U.S. Department of Agriculture impose health and cleanliness regulations on our manufacturer's facilities. Most of these regulations are generally applicable to to all producers of food and beverages. The FDA also regulates our finished product by requiring disclosure of ingredients and nutritional information. The FDA can audit us or our manufacturer to determine the accuracy of our disclosure.

     Some state and local governments have various laws specifically applicable to dairy products. For example, Colorado has specific taxes on dairy products. New York regulates the size of containers in which our products may be sold. State laws may also impose additional health and cleanliness regulations on our manufacturers.

     The use of outside sources to manufacture and distribute our product results in our having less control over our product's compliance with governmental regulations. For example, our manufacturer could incorrectly label products. Liability for violation of rules relating to food quality could be triggered because of the mistakes of our manufacturer or distributors. For example, our distributors could mishandle product so that it becomes adulterated. Our manufacturer's violation of FDA rules or local laws could delay production of our products.

PROPRIETARY RIGHTS

     We have registered the trademarks "Microbatch(R)" and "Jeremy's Microbatch(R) Ice Creams". While we believe that we would obtain common law protection on our flavor names through their use, we generally do not intend to obtain federal registration of those trademarks given the expected limited lifespan of each flavor. We rely on trade secret protection for the formulation of our flavors. We generally require our employees and consultants to execute confidentiality agreements. Other than the rights to the Jeremy's Microbatch(R) Ice Cream name, we do not anticipate that proprietary rights will be extremely important to our business.

     We intend to rely primarily on trade secret and copyright protection and non-disclosure agreements with our employees to establish and protect any ideas, concepts and marketing or promotional materials used in our business. Trademark protection of the Microbatch(R) name will also be important. These methods of protecting our proprietary rights may not afford complete protection. Agreements with employees may be breached and we may not have adequate remedies for any breach. We may not have sufficient resources to prosecute any party which infringes our trademark, or our other proprietary rights. Trade secrets do not protect against independent development of any secret concepts or processes we maintain. We cannot be sure that our trademark or any materials we develop in the future will not infringe upon the rights of third parties. Any defense to any infringement claim may require substantial resources which we may not have. Therefore, any infringement on our proprietary rights, or any claim that we infringe upon the rights of others, could have a material adverse effect on us.

     We received a United States trademark registration for the "Microbatch(R)" name in 1998. We are not aware of any claims of infringement or other challenges on our right to use this trademark. However, this trademark is not yet incontestable and we cannot be sure that a challenge will not be brought at some time.

EMPLOYEES

     As of December 1, 1999, we employed approximately 28 employees, approximately 11 of whom were employed full-time. The remaining employees are primarily part-time employees engaged in our "Secret Service" marketing teams. Most of those employees are college students. We also employ additional personnel during peak selling periods. We consider our relationship with our employees to be good.

INSURANCE

     Our business exposes us to potential liability which is inherent in the marketing and distribution of food products. We currently maintain $1,000,000 of product liability insurance. We also maintain $1,000,000 of general and personal injury insurance per occurrence and $2,000,000 in the aggregate. Any product liability judgment entered against us which is not covered by insurance could have a material adverse affect on our business, financial condition and results of operations.

PROPERTIES

     Our corporate headquarters are located in the University City Science Center at 3401 Market Street, Philadelphia where we lease approximately 2,400 square feet for an aggregate monthly rental of approximately $3,000. Our lease is on a month-to-month basis and can be terminated by either party on thirty
(30) days' notice. We anticipate that this space or similar space we may obtain will be sufficient for our current needs and planned expansion. We are currently negotiating an agreement for new office space. We do not anticipate requiring any space other than office space, as we do not store any raw material, product or packing materials.

LEGAL MATTERS


     In August of 1998, we received notice that Yablon Enterprises claimed a finder's fee in connection with the investment of Bluestem Capital Partners, II, L.P. in Jeremy's. Mr. Yablon, through his attorney, demanded payment of five (5%) percent of the initial cash invested by Bluestem, and an amount between four (4%) percent and six (6%) percent of additional investments made by Bluestem, plus 6.5 percent of Jeremy's capital. We believe that Mr. Yablon is entitled to no fee for the Bluestem financing as he did not introduce us to Bluestem or provide any other services which would have entitled him to a fee. Our attorney contacted Mr. Yablon's attorney in September, 1998. We have not received any further demand or correspondence with respect to that matter since September, 1998.



     In November, 1999, we were sued for payment of finder's fees by American Maple Leaf Corporation, an entity with which we previously had a non-exclusive finder's fee agreement. The complaint seeks a finders fee of $250,000 and shares equal to 5% of our outstanding common stock. The complaint alleges that American Maple Leaf would be entitled to this fee if we had received any financing during the period of our agreement with American Maple Leaf, November 6, 1998 through March 5, 1999. The Complaint alleges that we did receive financing during that time period, but does not identify the alleged financing. The Complaint also alleges that we rejected a financing source provided by American Maple Leaf and used the services provided by American Maple Leaf to secure other financing without paying a fee. We did not receive any financing during that time period, or after that time period other than from existing principal shareholders, and, therefore, have concluded the complaint is without merit and will seek to have it dismissed.


     In June of 1999, we terminated the employment of Thomas Shelton, who, at that time, was a member of the Board of Managers of Jeremy's Microbatch Ice Creams, LLC. At that time, Mr. Shelton was also a member of the Board of Directors and a shareholder of Strive, Inc., one of our principal shareholders. We subsequently received a demand by Mr. Shelton to provide him with certain documents, and give him access to our books and records, in his capacity as a manager of Jeremy's Microbatch Ice Creams, LLC. Our attorney subsequently provided certain documents to

Mr. Shelton's attorney. We have subsequently removed Mr. Shelton as a manager of Jeremy's Microbatch Ice Creams, LLC. We do not believe we owe Mr. Shelton any further duty.

     On October 1, 1999, we terminated our relationship with our former marketing agency, the Weightman Group, Inc.

     On November 19, 1999, we gave Weightman our promissory note in the amount of $294,467, representing amounts owed to them for services and expenditures prior to the date of this prospectus. We have paid $60,000 to Weightman under this note, reducing the principal balance to $234,467. The note is payable in full on the earlier of March 15, 2000 or three days after closing of this offering. We will pay this note in full with the proceeds of this offering at closing of this offering.

     During the term of our relationship with Weightman, Weightman and its subcontractors created certain artwork, packaging and other materials for us. Weightman and its subcontractors may have the copyright in such materials and may have the ability to prevent us from continuing to use such materials if we default in our payments under the promissory note. Any claims that prevent us from using these materials would have a material adverse effect on our business. When we repay the debt, Weightman will have no claim to prevent us from using these materials.

     On December 9, 1999, we received notice from the Union of Orthodox Jewish Congregations of America that we infringed their registered trademark symbol, indicating their certification that our product was kosher, by using this symbol after our recent change of manufacturers. Our former manufacturer's plant was certified by this organization. We mistakenly believed that our new manufacturer was also certified by this organization, but it is certified by a different organization. To rectify this problem, on December 13, 1999, we informed the Union of Orthodox Jewish Congregations that we would cover their symbol on all of our product still in our manufacturer's warehouse and that no new product will be packaged in containers bearing the symbol. The Union of Orthodox Jewish Congregations indicated that if we took those steps, we could keep any product on retail shelves at that time without alteration to the packaging. Because of this method of rectifying the problem, we do not believe our potential violation of this trademark will have a material affect on our business.


     In January, 2000 we were served with a complaint filed in Erie County, New York in December, 1999 by Perry's Ice Cream Company, our former manufacturer, for approximately $220,000 plus interest and attorneys fees. Perry's claimed that we owed this money for finished product shipped on our behalf and raw materials and unique inventory purchased on our behalf. Although we disputed a portion of this amount, we have agreed with Perry's to pay approximately $230,000 on or before February 15, 2000 and to take delivery of the inventory. Our member, Bluestem Capital Partners, II, L.P. guaranteed our obligations under our contract with Perry's. Bluestem was sued in a separate action but the settlement agreement also includes Bluestem. If we do not pay the required amounts under the settlement agreement, and Bluestem is forced to pay, we will owe Bluestem the money and Bluestem will have the right to file a judgment against us to recover the payment.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and positions of our Directors, Executive Officers and key employees:

NAME                                   AGE                      POSITION
----                                   ---                      --------
Jeremy D. Kraus......................  23    President, Chief Executive Officer and Director
Samuel V. Cohen......................  23    Chief Operating Officer, Secretary and Director
Jeffrey S. Rosen.....................  29    Chief Financial Officer
Jay H. Bern..........................  48    Vice President of Business Development
Kristoffer J. Murphy.................  24    Promotions Manager
Paul Schock..........................  41    Director
Steve Kirby..........................  47    Director


     We have agreed to use our best efforts to elect a designee of the underwriter to our Board of Directors after the closing of this offering, including solicitation of proxies. In addition, our principal members have agreed to vote in favor of the underwriter's nominee to the Board. If we are unable to have a designee of the underwriter elected to the Board, the underwriter will have the right to have an observer at all board meetings. The underwriter has not advised us of the name of any designee to our Board.

     Our members prior to this offering (after giving effect of the plan of reorganization), who will continue to own more than 50% of our shares after this offering, have agreed with each other to vote their shares to elect Mr. Kraus, Mr. Cohen and two nominees of Bluestem Capital Partners, II, L.P. to our Board of Directors through the end of 2003. Mr. Schock and Mr. Kirby will initially be the nominees of Bluestem, but Bluestem will be entitled to change its nominees at any election of directors.

     We are required under the rules of the NASDAQ Stock Market to have two independent directors. We have been granted a waiver by NASDAQ for a period of 90 days to obtain two independent directors. We anticipate expanding the Board of Directors at such time as we obtain the independent directors.


     A brief description of the backgrounds of the current Directors, Executive Officers and key employees are set forth below:

EXECUTIVE OFFICERS

     JEREMY D. KRAUS. Jeremy D. Kraus is the founder of our business and has been Chief Executive since its inception. He received his Bachelor of Science with a specialty in entrepreneurial management from the Wharton School of the University of Pennsylvania in 1998. Jeremy has received many academic and professional awards recognizing his entrepreneurial ability. While at Wharton he was named a Berg Scholar and awarded both the Gloeckner Award and the Trilogy Award for entrepreneurial excellence -- becoming the first student to win both awards in the school's history. In addition, Governor Tom Ridge named him Pennsylvania's Young Entrepreneur of the Year in 1997. In 1998, Jeremy was named one of the top 40 marketers under 40 years of age by Brandweek magazine, as well as one of Philadelphia's top 40 businessmen under 40 years of age by the Philadelphia Business Journal.


     Jeremy Kraus is also the President and a director and shareholder of one of our principal members, Strive, Inc. Mr. Kraus devotes substantially all of his time to the activities of Jeremy's.


     SAMUEL V. COHEN. Samuel V. Cohen has served us in various capacities since the inception of our business. He is experienced in areas of operations management, information systems and project management. In recognition of his work at Jeremy's Microbatch(R) Ice Creams, he was named one of Advertising Age's Top 100 Marketers of 1998. He has done operations and technology consulting projects for Rosenbluth International and Valley National Bank. He is a 1998 graduate of the Wharton School of the University of Pennsylvania, with a focus on operations management. Through those and other experiences, as well as academic coursework, Samuel has worked to develop unique solutions for supply and distribution chain management, service process management, quality control/assurance, and perishable inventory purchasing. In addition, he has been integral in implementing these solutions through the creation of proprietary technologies utilizing both continuous and discrete event simulation, mathematical modeling, and interactive software. He has also worked as a technical professional himself, serving as a technical support specialist and assistant system administrator for a 100+ client intranet and internet multi-webserver host network.


     Samuel Cohen is also the vice president and a director and shareholder of our member, Strive, Inc. Mr. Cohen devotes substantially all of his time to the activities of Jeremy's.


     JEFFREY S. ROSEN. Mr. Rosen joined us in April, 1999. He is a graduate of Rowan University with a Bachelors of Science degree in finance. Before joining Jeremy's, Jeff was the assistant controller of Megasoft, a computer software company, from 1997 to 1998. Megasoft filed for bankruptcy protection in 1998. For four years prior to joining Megasoft, Mr. Rosen was an accountant with a public accounting firm in New York City. He studied and practiced all facets of accounting both as an auditor and a financial statement and tax preparer.

KEY EMPLOYEES.

     JAY H. BERN. Jay H. Bern joined us as Vice President of Business Development in July 1998. He is a seasoned sales professional in the ice cream business. Jay has over twenty years of experience in broker management, direct sales, distributor sales and sales management in the consumer packaged goods industry. From 1997 to 1998, Jay served as a sales executive with Old Fashioned Kitchen, which makes frozen foods. From 1996 to 1997 Jay was a sales executive with New England Frozen Foods. From 1993 to 1996, Jay served as the Director of Sales for Mr. Cookie Face. Jay has experience working with some of Jeremy's key competitors, such as Edy's Grand Ice Creams as a Senior Account Executive from 1991 to 1993 where he sold Ben & Jerry's, as well as Haagen-Dazs where he served as a Key Account Executive and Sales Manager from 1985 to 1987.

     KRISTOFFER J. MURPHY. Kris Murphy joined us in 1999. He graduated from Temple University in 1998 with a degree in radio, television and film. While still in high school he produced a daily television show for a local cable station. During his sophomore year at Temple, he began as a promotions assistant for WPLY(Y100), a highly rated Philadelphia radio station. In his time there he was promoted several times, eventually becoming the Sales Promotion Coordinator. He began the Y100 Street Squad, a promotional team responsible for over 1200 events in the Philadelphia Metro in 1998. He was an intricate part in Y100 being named the most promotionally active radio station on the East Coast by numerous trade publications and the Philadelphia City Paper.

DIRECTORS

     PAUL SCHOCK. Paul Schock is the co-fund manager of Bluestem Capital Company, the general partner of Bluestem Capital Partners, II, L.P., and other investment partnerships. He attended Stanford University and graduated in 1981 Magna Cum Laude from Augustana College with a degree in Business. Mr. Schock was a commercial banker and manager for eight years with the First Bank Systems of Minneapolis, Minnesota and left to become CFO of American Western Company, a $150 million (sales) public manufacturing company in Sioux Falls, South Dakota. In 1989, he left American Western Company and formed the predecessor to Bluestem Capital Company.

     STEVE KIRBY. Steve Kirby, is the co-fund manager of Bluestem Capital Company. He is a graduate of Arizona State University with a BS Degree in Political Science and a graduate of the University of South Dakota School of Law with a Juris Doctorate Degree. Mr. Kirby was secretary and senior claim counsel for Western Surety Company, a national surety bond company from 1977-1992. He was also the 35th Lieutenant Governor of the State of South Dakota from 1993 through 1995.

COMPENSATION OF DIRECTORS

     We do not currently pay our directors any compensation for their service as directors. In the future, we plan to reimburse directors' expenses for attendance at board meetings. We have agreed with the underwriter that the underwriter's designee on the board will receive compensation appropriate for an outside director. We do not anticipate paying any compensation to this designee unless we also pay compensation to our other outside directors.

                               EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS


     The following table sets forth information concerning the compensation earned by our officers for services rendered in all capacities to us in the years ended December 31, 1998 and 1999.


                           SUMMARY COMPENSATION TABLE


                                                                                  ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR   SALARY    BONUS   OPTIONS   COMPENSATION
---------------------------                   ----   -------   -----   -------   ------------
Jeremy D. Kraus.............................  1999    70,000     0        0          3,600
Chief Executive Officer                       1998    48,000     0        0          3,600
Samuel V. Cohen.............................  1999    70,000     0        0          3,600
Chief Operations Officer                      1998    36,000     0        0          3,600
Jay Bern....................................  1999    80,000     0        0          8,400
Vice President-Business Development           1998    40,000     0        0          4,200
Jeffrey S. Rosen............................  1999    37,000     0        0          3,375
Chief Financial Officer

     Our Chief Financial Officer, Jeffrey Rosen, joined us in April 1999. Prior to Mr. Rosen joining us, Mr. Cohen acted as our Chief Financial Officer.

     The figure under "All Other Compensation" for Mr. Kraus and Mr. Cohen consists of a $300 monthly car allowance. The figure under "All Other Compensation" for Mr. Bern consists of a $700 monthly car allowance. Mr. Rosen receives a car allowance of $375 per month. From January 1, 1999 through the date of this prospectus, Mr. Cohen and Mr. Kraus were each paid at a rate of $70,000 per year. Mr. Cohen and Mr. Kraus will continue to receive compensation at this rate through the closing of this offering. Mr. Kraus, Mr. Cohen, Mr. Rosen and Mr. Bern will continue to receive their car allowances during 2000. As discussed below, Mr. Kraus and Mr. Cohen will be receiving salary increases after this offering closes. We anticipate that Mr. Bern will continue to receive compensation at the rate of $80,000 per annum and Mr. Rosen will continue to receive compensation at the rate of $55,000 per annum during 2000.


EMPLOYMENT AGREEMENTS


     We have entered into employment agreements with Jeremy D. Kraus and Samuel
V. Cohen which will become effective as of closing of our initial public offering.


     These agreements will provide for three-year terms with identical compensation provisions for Mr. Kraus and Mr. Cohen. Under these agreements, Mr. Kraus and Mr. Cohen will each receive the following compensation:

     o Salary of $120,000 in the year 2000 increasing to $130,000 in 2001 and $140,000 in 2002. The increases in 2001 and 2002 are contingent upon our profitability in the prior year.

     o Options issued at the beginning of each year under the contract to purchase 10,000 shares at an exercise price equal to the market value of the shares at the beginning of the year.

     Under these agreements, Mr. Kraus and Mr. Cohen will be entitled to participate in, and receive, standard employee benefits which we adopt for our employees generally or executive officers specifically. The agreements will provide that if we terminate Mr. Kraus or Mr. Cohen without cause, he will be entitled to a severance payment in the amount equal to six months salary. Under the employment agreements, cause will include:

     o Continuing willful neglect of the employee's duties.

     o Willful disregard or violation of law or governmental rules which is likely to subject us to loss.

     o The employee's breach of his duty to us if it involves personal profit to the employee or his family or the taking of an opportunity available to us to our detriment.

     o The conviction of the employee for certain crimes as well as violation of securities laws or regulations.

     o A material breach of the terms of the employment agreement.

     o Any misappropriation of funds, theft or fraud by the employee involving us or any of our affiliates, customers or suppliers.

     Mr. Cohen and Mr. Kraus will be entitled to terminate their employment agreements if we fail to timely pay cash compensation to them in an amount exceeding $5,000. In the event that Mr. Kraus or Mr. Cohen terminates his employment agreement for this reason, he will be entitled to six months severance pay.

STOCK OPTION PLAN

     We intend to adopt a stock option plan before the effective date of this offering. The purpose of this plan will be to enable us to attract, retain and motivate key employees, directors and consultants, by providing them with stock options. We anticipate that we will benefit from the added interest which such personnel will have in the success of Jeremy's as a result of their proprietary interest.

     If adopted, the plan will provide that options may or may not be incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Only our employees would be eligible to receive incentive stock options. Employees and non-employee directors, advisors and consultants would be eligible to receive options which are not incentive stock options. Incentive stock options receive favorable treatment under federal tax laws.

     If the plan is adopted, we intend to reserve 300,000 shares of our common stock for issuance under the stock option plan.

     We anticipate that our board of directors would administer the plan or establish a stock option committee consisting of at least two directors to administer the stock option plan. The board or committee would have the power to determine the terms of any options granted under the plan, including the exercise price, the number of shares subject to the option and conditions of exercise. Options granted under the plan generally would not be transferable and would only be exercisable during the lifetime of the initial holder of the option. The exercise price of all incentive stock options granted under the plan would be at least equal to the fair market value of the shares of common stock on the date the option is granted. For any participant who owns stock possessing more than 10% of the voting power of all classes of our stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value on the date the option is granted. The term of all incentive stock options under the plan may not exceed ten years, or five years in the case of 10% owners.

POLICY ON ISSUANCE OF OPTIONS AND WARRANTS

     We will not issue warrants or options at an exercise price of less than 85% of fair market value of the common stock on the date the warrant or option is issued.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o For any breach of the directors duty of loyalty to Jeremy's or its stockholders;

     o For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o Under Section 174 of the Delaware General Corporation Law relating to unlawful dividends or stock redemptions; or

     o For any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware Law.

     Our by-laws provide that:

     o We must indemnify our directors and officers to the fullest extent permitted by Delaware Law, subject to very limited exceptions;

     o We may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, or our by-laws or other agreements; and

     o We must advance expenses as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     We intend to obtain directors and officers insurance for our directors, officers and certain key employees for specific liabilities.

     Limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification and limitation of liability provisions are necessary to attract and retain qualified directors and officers.

                               PRINCIPAL SHAREHOLDERS


     After this offering, affiliates of our present officers and directors will still be able to elect our board of directors. Affiliates of our officers and directors will, in the aggregate, beneficially own over 50% of our common stock after this offering. These stockholders will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. One of our shareholders, Bluestem Capital Partners II, L.P., which is affiliated with two of our directors, will own over 45% of our common stock after this Offering. This concentration of ownership could prevent a change in control of Jeremy's Microbatch(R), which could adversely affect our stock price.

     The table presented below sets forth as of the date of the prospectus (after giving effect of the plan of reorganization), information regarding the beneficial ownership of our common stock by:


     o our chief executive officer, other executive officers and directors;

     o all directors and executive officers as a group; and

     o each person known to us to own beneficially more than 5% of our outstanding shares.

     A person has beneficial ownership of shares if he or she has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect.

                                                                         ADJUSTMENTS FOR OFFERING
                                                                         ------------------------
                                              BENEFICIAL OWNERSHIP        OWNERSHIP ASSUMING THE
                                               BEFORE OFFERING(1)           SALE OF ALL SHARES
                                              --------------------       ------------------------
                                              NUMBER OF   PERCENT        NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER          SHARES(3)   OF CLASS       SHARES(1)    PERCENTAGE
------------------------------------          ---------   --------       ----------   -----------
(I) DIRECTORS AND EXECUTIVE OFFICERS
Jeremy D. Kraus(1)..........................    323,118    17.951%         323,118       10.77%
Samuel V. Cohen(1)..........................    323,118    17.951%         323,118       10.77%
Paul Schock(2)..............................  1,359,982     75.55%       1,359,982       45.32%
Stephen Kirby(2)............................  1,359,982     75.55%       1,359,982       45.32%
All Officers and Directors as a Group.......  1,683,300     93.50%       1,683,300       56.09%
(II) OTHER BENEFICIAL OWNERS
Strive, Inc.................................    323,118     17.95%         323,118       10.77%
Bluestem Capital Partners, II, L.P..........  1,359,982     75.55%       1,359,982       45.32%

------------------

(1) The shares shown as beneficially owned by Mr. Kraus and Mr. Cohen are owned of record by Strive, Inc., a Texas corporation. Mr. Kraus and Mr. Cohen are directors and officers of Strive, Inc. Jeremy D. Kraus, our President, Samuel V. Cohen, our Chief Operating Officer and Edward Kraus, Jeremy D. Kraus' father, own in the aggregate more than 90% of the outstanding shares of Strive, Inc. This does not include certain shares which Strive may acquire from other current shareholders, as described under "Certain Relationships and Related Transactions."

(2) The shares shown as beneficially owned by Mr. Schock and Mr. Kirby are owned of record by Bluestem Capital Partners, II, L.P. Mr. Schock and Mr. Kirby are the co-managers of Bluestem Capital Company, the general partner of Bluestem Capital Partners, II, L.P.

(3) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the number and percentage owned by each other person listed.

     Mr. Kraus and Mr. Cohen's address is 3401 Market Street, Suite 312, Philadelphia, PA 19104. The address for Mr. Schock, Mr. Kirby and Bluestem Capital Partners, II, L.P. is 122 South Philips Avenue, Suite 300, Sioux Falls, South Dakota 57104.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     CONVERSION OF JEREMY'S MICROBATCH(R) ICE CREAMS TO CORPORATE FORM. In October, 1997, Jeremy's Microbatch Ice Creams, LLC was formed as a Delaware limited liability company. At closing of this Offering, Jeremy's Microbatch Ice Creams, LLC will become a wholly owned subsidiary of Jeremy's Microbatch Ice Creams, Inc. In connection with that transaction, each of the members of Jeremy's Microbatch Ice Creams, LLC will receive a portion of the initial 1,800,000 shares of Jeremy's Microbatch Ice Creams, Inc. equal to their percentage interests in the limited liability company.


     GUARANTEES BY BLUESTEM. Bluestem Capital Partners, II, L.P. guarantees our obligations under our agreement with the primary manufacturer of our products. These obligations include our obligation to pay for product produced and to pay certain other amounts if we terminate the agreement. These obligations are discussed in more detail under the heading "Manufacturing Arrangements" on page
18. Bluestem Capital Partners, II, L.P. also guarantees our obligations to Norwest Bank under our unsecured line of credit from Norwest Bank. This line of credit expires on January 31, 2000. As of the date of this offering, we expect that we will have borrowed the maximum amount permitted under this line of credit, $300,000. Bluestem Capital Partners, II, LP is a venture capital investment firm that is our majority shareholder. Two of our directors, Mr. Schock and Mr. Kirby, are principals of Bluestem Capital Partners, II, L.P.

     OPERATION OF OUR BUSINESS BY STRIVE, INC. During 1997, one of our principal members, Strive, Inc. tested several ice cream marketing concepts, including the Jeremy's Microbatch(R) concept. Strive operated the Jeremy's Microbatch(R) business on a limited basis during 1997 and as of January 1, 1998 transferred the business to Jeremy's Microbatch(R) Ice Creams, LLC. The transfer of the business included our assumption of $43,937 in liabilities and Strive's contribution of assets, principally account receivables with a book value of $15,837.

     AGREEMENTS BETWEEN STRIVE, INC. AND OTHER SHAREHOLDERS. In connection with the anticipated conversion of Jeremy's Microbatch(R) Ice Creams to corporate form, we and our principal members entered into a plan of reorganization. This plan of reorganization contains certain provisions which grant Strive the right to purchase a portion of the shares owned by Bluestem Capital Partners, II, L.P. This agreement provides:


     o Strive has the right to purchase 33,235 shares from Bluestem upon a sale of Jeremy's if the aggregate cash and fair market value of securities received by us or our shareholders is at least $10,000,000. The purchase price for these shares will be $208,652 if the option is exercised on or before April 23, 2003. On April 24, 2003 and on each April 24 thereafter, the purchase price will increase by 20%.

     o Strive has the right to purchase 66,470 shares from Bluestem in the event of a sale of Jeremy's in which the aggregate cash and fair market value of securities received by us or our shareholders is at least $20,000,000. The purchase price for these shares will be $417,304 through April 23, 2003 and thereafter will increase by 20% per year.

     o Strive has the right to purchase up to 256,464 shares from Bluestem at any time prior to July 14, 2003. The purchase price will be $5.849 per share through July 14, 2001, $7.798 per share after July 14, 2001 and before July 14, 2002 and $9.743 per share after July 14, 2002.

     o Strive has the right to purchase up to 61,857 shares from Bluestem at any time prior to August 11, 2003. The purchase price will be $7.27 per share through August 11, 2001, $9.70 per share after August 11, 2001 and on or before August 11, 2002 and $12.12 per share after August 11, 2002.

     LOANS BY EXECUTIVE OFFICERS AND MEMBERS. In October, 1999, Jeremy D. Kraus, our President, loaned us $40,000 and Jeffrey Rosen, Chief Financial Officer, loaned us $5,000. In exchange for these loans, we issued promissory notes bearing interest at 10% per annum, due in full in October, 2000. We intend to repay these notes with the proceeds of this offering. We borrowed these funds to repay an obligation to an unrelated party which would have matured on June 11, 2000 and bore interest at 14% per annum. In November, 1999, Strive, Inc., one of our principal members, loaned us $50,000 to fund accounts payable. This loan bears interest at 14% per annum and is due in November, 2000. We intend to repay that loan with the proceeds of this offering. As the loans from our President and Chief Financial Officer replaced a loan from an unaffiliated party on which we paid a higher interest rate, we believe these loans were on terms as favorable to us as those available from unaffiliated third parties.


     PRIOR LEASE ARRANGEMENTS. From January 1, 1998 through April 1, 1999, we operated in space leased from an unrelated third party by Jeremy D. Kraus. We paid the monthly rent of $2,000 directly to the landlord. As we paid only the rent actually charged by the landlord, we believe this transaction was on terms no less favorable to us than generally available from unaffiliated third parties. At the time we entered into this lease, we did not have sufficient disinterested directors to ratify this transaction.

     All future affiliated material transactions and loans involving Jeremy's will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.


     During the period in which we entered into the transactions described above, we did not have independent directors, and therefore we lacked sufficient disinterested directors to ratify or approve these transactions. Therefore, an investor cannot be sure that any prior transactions between us and our officers, directors or affiliates were favorable to us.

                              DESCRIPTION OF SECURITIES


     As of the date of this prospectus, we have the authority to issue 5,000,000 shares of common stock, $.01 par value per share and 500,000 shares of preferred stock, $.01 par value per share. There will be 1,800,000 shares of common stock outstanding immediately prior to closing of this offering. We have agreed with the underwriter that we will not issue any new shares of common stock or preferred stock without the underwriter's consent for twelve (12) months following the date of this prospectus, except under our proposed stock option plan.


COMMON STOCK

     o Holders of common stock are entitled to receive dividends only if Jeremy's Microbatch(R) has funds legally available and the Board of Directors declares a dividend.

     o Holders of common stock do not have any rights to purchase additional shares.

     o Holders of common stock are entitled to one vote per share on all matters requiring a vote of shareholders.

     o Since the common stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of common stock can elect all of the directors whose terms expire that year, if they choose to do so.

     o There is no public market for our common stock at the present time.

VOTING REQUIREMENTS

     Delaware corporate law and our by-laws require the approval of the holders of a majority of our voting securities for most actions requiring shareholder approval. These actions include:

     o election of directors;

     o mergers;

     o sales of substantially all of our shares; and

     o amendment to our certificate of incorporation.

     There are no provisions in our Articles of Incorporation or by-laws that would delay, defer or prevent a change in control of Jeremy's Microbatch(R), except the undesignated preferred stock described below. Our shareholders prior to this offering, who will continue to hold more than 50% of our outstanding shares after this offering, have agreed with each other to vote their shares to elect Mr. Kraus, Mr. Cohen and two nominees of Bluestem Capital Partners, II, L.P., to our Board of Directors through the end of 2003.

UNDESIGNATED PREFERRED STOCK.

     Our board of directors has the authority to issue up to 500,000 shares of preferred stock in one or more series and fix the number of shares in any series. The board has the right to issue shares of preferred stock and set the terms of any series of preferred stock without shareholder approval. These terms include the voting powers, liquidation and dividend preferences, dividend rates, terms of mandatory or optional redemption, conversion rights and other rights and preferences of the shares of preferred stock. For example, the board of directors may issue a series of preferred stock which would have the right to approve, as a class, any amendment to our certificate of incorporation or any other proposed corporate action, including business combinations and other transactions. These provisions could dilute and in other ways adversely affect the rights of our common shareholders, and could be used in ways which could make a takeover of Jeremy's more difficult. If we issue any preferred stock, the issuance will be approved by a majority of our independent directors who do not have an interest in the issuance or transactions related to the issuance, and who have access, at our expense, to our legal counsel or independent legal counsel.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with:

     o A stockholder who owns 15% or more of our outstanding voting stock (known as an "interested stockholder");

     o An affiliate of an interested stockholder; or

     o An associate of an interested stockholder,

for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of more than 10% of our assets.

     However, the above provisions of Section 203 do not apply if:

     o Our board approves the transaction that made the stockholder an "interested stockholder," prior to the date of that transaction;

     o After the completion of the transaction that resulted in the stockholder becoming an "interested stockholder," the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began, excluding shares owned by persons who are our officers and directors; or

     o On or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least 2/3 of the outstanding voting stock not owned by the "interested stockholder."

     The provisions of this statute could prohibit or delay mergers or other change and control attempts, and thus may discourage attempts to acquire Jeremy's.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is Stocktrans, Inc., 7 East Lancaster Avenue, Ardmore, PA 19003. Its telephone number is 610-649-7300.

WE CANNOT GUARANTEE THERE WILL BE A TRADING MARKET FOR OUR SECURITIES

     There has been no prior public market for our shares. You cannot be certain that a market will develop or be sustained.

THE MARKET PRICE OF OUR SECURITIES MAY NOT BE AS HIGH AS THE OFFERING PRICE

     The offering price of our shares has been arbitrarily determined by negotiation between Jeremy's Microbatch(R) and the underwriter. The offering price is not related to our assets or book value or other accepted methods of valuing a business. Since the price has been determined in this manner and not by the market, the price at which the shares trade after the offering may decrease.

RISK OF DELISTING FROM NASDAQ

     If our shares are not listed on the Nasdaq Smallcap Market, there will be less interest in the market place for our securities. This may result in lower prices for our securities and make it more difficult for you to sell the shares. We have applied for initial listing on the Nasdaq Smallcap Market upon the date of this prospectus. We cannot guarantee that our listing application will be approved. Even if our securities are approved for initial listing, we must continue to meet certain maintenance requirements, such as minimum capital levels and periodic reporting under SEC regulations, in order for our securities to continue to be listed on Nasdaq. We may not be able to continue to meet such requirements.

     THE MARKET PRICE FOR OUR SHARES IS LIKELY TO FLUCTUATE. Upon completion of this offering, there may be limited trading and the market price of our shares is likely to be highly volatile. The volatility may result from factors including:

     o fluctuations in our operating results;

     o changes in stock market analysts' recommendations regarding our business, similar companies in our industry or general market and economic conditions;

     o changes in market valuations of ice cream companies;

     o announcements of technological innovations or new products by us or our competitors;

     o announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o additions or departures of key personnel.

     The market prices for stocks following an initial public offering frequently reach levels that bear no relationship to their operating performance. Such market prices generally are not sustainable and are subject to wide variations. If our shares trade to such levels following this offering, it is likely they will later experience a material decline in share price.

INVESTORS MAY FACE ADDITIONAL RISKS RELATED TO PENNY STOCK REGULATIONS

     If our common stock does not qualify for quotation on Nasdaq and fails to maintain a price of $5.00 or more per share, our common stock would become subject to the SEC's "penny stock" rules. These rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and its risks. In addition, broker/dealers who recommend penny stocks to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. In the event our common stock became subject to these rules, it may become difficult for broker/dealers to sell the common stock. Shareholders might then have difficulty selling our common stock in the public market.

POSSIBLE NEGATIVE EFFECT OF UNDERWRITER'S WARRANTS ON MARKET FOR OUR STOCK AND ABILITY TO OBTAIN ADDITIONAL FINANCING


     We will issue to the underwriter, for a very small payment, underwriter's warrants to purchase 120,000 shares. The underwriter's warrants will have an exercise price of $_____ per share. Exercise of the underwriter's warrants and subsequent sale of the shares could adversely affect the market price of our common stock. The potential for exercise of these underwriter's warrants may adversely affect the terms we can negotiate for new financings.

                                    UNDERWRITING


     First Montauk Securities Corp. has agreed, as underwriter, subject to the terms and conditions of the underwriting agreement (a complete copy of which is filed as an exhibit to the registration statement of which this prospectus is a part), to purchase from us an aggregate of 1,200,000 shares of common stock.

     The underwriting agreement provides that the underwriter is obligated to purchase all of the shares being offered, if any are purchased, subject to approval of legal matters by counsel.

     The underwriter has advised us that it proposes to offer the shares to the public at the public offering price per share set forth on the cover of this prospectus, and to selected dealers who are members of the National Association of Securities Dealers, Inc. at such price less a concession not exceeding $.____ per share. The underwriter may allow, and such dealers may reallow, concessions, not in excess of $.__ per share. The underwriter has reserved the right to reject orders, in whole or in part, in its sole discretion. After the completion of the initial public offering, the offering price, the concessions and the reallowance may be changed by the underwriter. The underwriter has advised us that it does not expect any sales to accounts for which it exercises discretion as to such sale.


     We have granted to the underwriter a 45 day option to purchase from us up to 180,000 additional shares at the price per share set forth on the cover page of this prospectus, less the stated underwriting discounts and commissions. The underwriter may exercise these options only for the purpose of covering over-allotments, if any.

     The underwriting agreement provides for reciprocal indemnification between us and the underwriter against certain liabilities that may occur in connection with the registration statement, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is unenforceable.


     In addition to the 10% selling commission, we have agreed to pay the underwriter a non-accountable expense allowance equal to 3% of the gross proceeds of the offering, including any shares purchased pursuant to the exercise of the underwriter's over-allotment options, of which $20,000 has been paid on account.

     We have agreed to retain the underwriter, for a period of two years commencing upon the closing of this offering, to render financial consulting services in consideration of an annual payment of $30,000, an aggregate of $60,000, payable at the closing of this offering. In the event the underwriter originates a financing or a merger, acquisition, joint venture or other transaction to which we are a party, the underwriter will be entitled to receive a finder's fee in consideration for origination of such transaction. The underwriter has advised us that it does not presently have any such transaction contemplated or arranged at this time. We have no current plan, understanding, agreement or arrangement for any such transaction.

     We have also agreed to sell to the underwriter warrants to purchase up to 120,000 shares of common stock at an exercise price of $________ per share, ______% of the public offering price per share. The holders of the underwriter's warrants will not have voting, dividend or other rights as our stockholders until such warrants are exercised. The underwriter's warrants may be exercised commencing one-year from the effective date of this prospectus to a date which is five years from the effective date. The underwriters warrants may not be sold, transferred, assigned or hypothecated during the initial one year period except to officers of the underwriter and to dealers who are part of the selling group and/or their officers or partners. The underwriter's warrants also have registration rights. In summary, the underwriter will receive the following compensation from us:

          o the 10% discount from the public offering price;


          o the 3% expense allowance; and

          o the underwriter's warrants.


     For the term of the underwriter's warrants, the holders thereof will have the opportunity to profit from a rise in the market value of our common stock, with a resulting dilution in the interests of the other stockholders. The holders of the underwriter's warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital from an offering of our common stock on terms more favorable to us than those provided for in the underwriter's warrants. This may adversely affect the terms on which we might be able to obtain additional financing. To the extent that the underwriter realizes any gain from the resale of the underwriter's warrants and/or the shares issuable upon exercise of the underwriter's warrants, such gain may be deemed additional underwriting compensation.

     Our executive officers and directors and all of our existing stockholders, have entered into an agreement with the underwriter pursuant to which they have agreed not to sell any of such shares owned by them, pursuant to Rule 144 under the Securities Act or otherwise, without the underwriter's consent, for a period of 12 months from the date of this prospectus except in private transactions in which the purchaser agrees to be bound by such agreement. Additionally, commencing 12 months from the date of this prospectus, such persons have agreed to sell only an amount as they might be allowed to sell under Rule 144.

     We have agreed with the underwriter not to issue any shares of common stock or other equity securities or sell or grant any options or warrants or other rights to purchase any equity securities without the underwriter's consent, for a two year period following the closing of this offering, except that we may issue:

     o options under our option plan, provided that the exercise price of any such options shall not be less that the market price per share of common stock on the date of grant and recipients of such options shall enter into a lock-up agreement with the underwriter. and

     o securities in connection with an acquisition, merger or similar transaction,

provided that such securities are not publicly registered and the acquirer of the securities is not granted registration rights with respect thereto which may be exercised prior to 24 months after closing of this offering.

     We have also agreed that, for the 24-month period following the closing of this offering, it will not, without the prior written consent of the underwriter, file any registration statement relating to the offer of sale of any of its securities, including any registration statement on Form S-8 or other similar form.


     The underwriting agreement provides that we are required to maintain, for a period of three years following the offering a policy of life insurance on the life of Samuel Cohen and Jeremy Kraus, our founders and principal executives. The face amount of such policy must be at least $1,000,000 and we must be the beneficiary.

     Prior to this offering, there has been no public trading market for the common stock. Consequently, the initial public offering price of the common stock has been determined by negotiations between us and the underwriter. Among the factors considered in determining these prices were:

            our financial condition and its prospects,

            market prices of, and demand for, similar securities of comparable publicly-traded companies the abilities of our management

            the prospects for future growth and earnings; and

            the general condition of the securities market.

     In order to facilitate this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock and impose penalty bids in accordance with Regulation M under the Exchange Act. Specifically, the underwriter may over-allot in connection with this offering, creating a short position in the common ctock for its own account. In addition, to cover over-allotments or to stabilize the price of the common ctock, the underwriter may bid for, and repurchase, shares in the open market. Penalty bids allow the underwriter to reclaim selling concessions allowed to a dealer for distributing the shares in this offering, if the underwriter repurchases previously distributed shares in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriter is not required to engage in these activities, and if undertaken, may end any of these activities at any time. The underwriter has advised us that it cannot predict the effect that the transactions as described above may have on the price of the common stock. It is anticipated that the underwriter will make a market in the common stock after completion of the offering but the underwriter is not obligated to make a market in the common stock and it may discontinue such activities at any time.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock. Those circumstances could also adversely affect our ability to raise capital on favorable terms.

     All of the shares issued in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for such shares which may be purchased by our affiliates. The term affiliates is defined in Rule 144 of the Securities Act of 1933. All 1,800,000 of our shares outstanding before this offering are restricted securities as that term is defined in Rule 144. Restricted securities may be sold publicly only if registered or if the sale qualifies for an exemption under Rule 144. Of these 1,800,000 shares, 1,683,300 shares are held by our affiliates.

     Subject to the Lock-Up Agreements described below, and the provisions of Rule 144, additional shares will be available for public sale, subject to volume limitations, as follows:

                                                       APPROXIMATE
     DATE                                            NUMBER OF SHARES
     ----                                            ----------------
     Currently available...........................      556,000
     January 2000..................................      323,000
     March - September 2000........................      889,000
     October 2000..................................       24,000

LOCK-UP AGREEMENTS


     The holders of all of our outstanding shares have agreed not to sell any shares of our common stock for a period of 12 months after the date of this prospectus, without the consent of the underwriter. These shareholders have also agreed that during the twelve month period beginning one year after the date of this prospectus, they will sell no more than 25% of their shares in each three month period. The holders of 1,683,100 shares have entered into agreements further restricting the sale of their shares, required by state securities agencies in connection with this offering. Under those agreements, the shareholders may not sell any shares for two years and are subject to limitations for the subsequent two years.


RULE 144

     Under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least one year can sell within any three month period a number of shares that does not exceed the greater of:

     o 1% of the shares of common stock then outstanding (in our case, 30,000 shares immediately after this offering)

     o the average weekly trading volume during the four preceding weeks

RULE 144(K)

     Under Rule 144(k), a person who has not been our affiliate for 90 days preceding a sale can sell shares owned for at least two years without the volume limitations referred to above.

                                 LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon for us by Eckert Seamans Cherin & Mellott, LLC, 1515 Market Street, 9th Floor, Philadelphia, PA 19102. Certain legal matters will be passed upon for the Underwriter by Goldstein & DiGioia, LLP, 369 Lexington Avenue, New York, NY 10017.

                                    EXPERTS


     The financial statements included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report, which contains an explanatory paragraph regarding the Company's ability to continue as a going concern, appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                       WHERE YOU CAN GET MORE INFORMATION

     We have filed a registration statement on Form SB-2 with the SEC. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

                                     INDEX

                            TO FINANCIAL STATEMENTS



Report of Independent Certified Public Accountants.....................   F-2

Financial Statements

  Balance Sheets.......................................................   F-3

  Statements of Operations.............................................   F-4

  Statements of Member's Capital (Deficiency)..........................   F-5

  Statements of Cash Flows.............................................   F-6

Notes to Financial Statements..........................................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Jeremy's Microbatch Ice Creams, LLC

Philadelphia, Pennsylvania


We have audited the accompanying balance sheet of Jeremy's Microbatch Ice Creams, LLC as of December 31, 1998 and the related statements of operations, changes in members' capital, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jeremy's Microbatch Ice Creams, LLC as of December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations since inception, including a net loss of $956,201 for the year ended December 31, 1998. The Company has also sustained recurring losses for the period subsequent to December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          BDO Seidman, LLP

Philadelphia, Pennsylvania
September 16, 1999,

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

                                 BALANCE SHEETS



                                                                                      DECEMBER 31,   SEPTEMBER 30,
                                                                                          1998           1999
                                                                                      -------------  -------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets
  Cash..............................................................................    $179,730      $  124,129
  Accounts receivable...............................................................      22,550          76,721
  Inventories.......................................................................     175,224         111,945
  Prepaid expenses..................................................................          --          25,632
                                                                                        --------      ----------
Total current assets................................................................     377,504         338,427
                                                                                        --------      ----------
Property and equipment, net (Note 4)................................................      36,032          76,280
                                                                                        --------      ----------
Other assets
  Deferred charges, net of accumulated amortization of $218,395.....................          --         414,195
  Deferred offering costs...........................................................          --          54,700
  Other.............................................................................       8,358          10,250
                                                                                        --------      ----------
Total other assets..................................................................       8,358         479,145
                                                                                        --------      ----------
Total assets........................................................................    $421,894      $  893,852
                                                                                        ========      ==========

LIABILITIES AND MEMBERS' CAPITAL (DEFICIENCY)
Current liabilities
  Note payable, bank (Note 5).......................................................    $     --      $  300,000
  Note payable, vendor (Note 7).....................................................          --         294,467
  Accounts payable and accrued expenses.............................................     256,476         430,014
  Current maturities of long-term debt (Note 6).....................................      50,000          63,681
  Due to factor (Note 1)............................................................          --         126,516
                                                                                        --------      ----------
Total current liabilities...........................................................     306,476       1,214,678
Long-term debt, net of current maturities (Note 6)..................................      50,000          24,367
                                                                                        --------      ----------
Total liabilities...................................................................     356,476       1,239,045
                                                                                        --------      ----------
Commitments and contingencies (Notes 3 and 7)
Members' capital (deficiency) (Note 9)..............................................      65,418        (345,193)
                                                                                        --------      ----------
Total liabilities and members' capital (deficiency).................................    $421,894      $  893,852
                                                                                        ========      ==========





                See accompanying notes to financial statements.

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

                            STATEMENTS OF OPERATIONS


                                                               YEAR ENDED               NINE MONTHS ENDED
                                                              DECEMBER 31,                SEPTEMBER 30,
                                                       --------------------------  ----------------------------
                                                           1998          1997           1999           1998
                                                       ------------  ------------  --------------  ------------
                                                                                   (UNAUDITED)
Net sales (Note 3)...................................  $    415,671  $     79,421  $    1,197,698  $    252,790
Cost of sales (Note 3)...............................       299,868       114,873         876,136       113,170
                                                       ------------  ------------  --------------  ------------
Gross profit (loss)..................................       115,803       (35,452)        321,562       139,620
                                                       ------------  ------------  --------------  ------------
Operating expenses
  Selling............................................       581,086        31,630       1,073,300       382,853
  Distribution.......................................        65,584         3,110         153,742        16,899
  General and administrative.........................       414,418        33,217         924,351       220,154
  Amortization of deferred charges...................            --            --         218,395            --
  Depreciation.......................................         5,659         4,134           6,221           234
                                                       ------------  ------------  --------------  ------------
Total operating expenses.............................     1,066,747        72,091       2,376,009       620,140
                                                       ------------  ------------  --------------  ------------
(Loss) from operations...............................      (950,944)     (107,543)     (2,054,447)     (480,520)
                                                       ------------  ------------  --------------  ------------
Other income (expense)
  Other income.......................................         1,914         2,595           5,000         1,913
  Loss on sale of property and equipment.............            --       (24,795)        (18,816)           --
  Interest expense...................................        (7,171)         (360)        (42,348)       (5,921)
                                                       ------------  ------------  --------------  ------------
Total other (expense)................................        (5,257)      (22,560)        (56,164)       (4,008)
                                                       ------------  ------------  --------------  ------------
Net (loss)...........................................  $   (956,201) $   (130,103) $   (2,110,611) $   (484,528)
                                                       ============  ============  ==============  ============




                See accompanying notes to financial statements.

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

                   STATEMENTS OF MEMBERS CAPITAL (DEFICIENCY)



                                                                                       TOTAL
                                                                                   -------------
Balance, January 1, 1997.........................................................   $    69,553
Members' contributions...........................................................        32,169
Net loss.........................................................................      (130,103)
                                                                                    -----------
Balance, December 31, 1997.......................................................       351,345
Member contribution for conversion of note payable (Note 6)......................        50,000
Members' contributions...........................................................     1,000,000
Net loss.........................................................................      (956,201)
                                                                                    -----------
Balance, December 31, 1998.......................................................        65,418
Members' contributions (unaudited)...............................................     1,700,000
Net loss (unaudited).............................................................    (2,110,611)
                                                                                    -----------
Balance, September 30, 1999 (unaudited)..........................................   $  (345,193)
                                                                                    ===========






                See accompanying notes to financial statements.

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

                            STATEMENTS OF CASH FLOWS



                                                                       YEAR ENDED            NINE MONTHS ENDED
                                                                      DECEMBER 31,             SEPTEMBER 30,
                                                                 -----------------------  -----------------------
                                                                    1998         1997        1999         1998
                                                                 -----------  ----------  -----------  ----------
                                                                                          (UNAUDITED)
Cash flows from operating activities
  Net (loss)...................................................  $  (956,201) $ (130,103) $(2,110,611) $ (484,528)
  Adjustments to reconcile net (loss) to net cash (used in)
    provided by operating activities
    Loss on sale of property and equipment.....................           --      24,795       18,816          --
    Depreciation...............................................        5,659       4,134        6,221         234
    Amortization of deferred charges...........................           --          --      218,395          --
    Changes in assets and liabilities
      (Increase) in assets
         Accounts receivable...................................       (6,713)    (15,668)     (54,171)    (42,465)
         Inventories...........................................     (175,224)         --       63,279    (106,191)
         Prepaid expenses......................................           --          --      (25,632)    (26,442)
         Other.................................................       (8,535)     15,771       (1,892)     (1,366)
      Increase in liabilities
         Accounts payable and accrued expenses.................      212,179      44,201      468,005      24,008
         Due to factor.........................................           --          --      126,516          --
                                                                 -----------  ----------  -----------  ----------
Net cash (used in) operating activities........................     (928,835)    (56,870)  (1,291,074)   (636,750)
                                                                 -----------  ----------  -----------  ----------
Cash flows from investing activities
  Deferred charges.............................................           --          --     (632,590)         --
  Proceeds from sale of property and equipment.................           --          --        9,500          --
  Purchase of property and equipment...........................      (41,514)     (2,000)     (31,785)    (41,280)
                                                                 -----------  ----------  -----------  ----------
Net cash (used in) investing activities........................      (41,514)     (2,000)    (654,875)    (41,280)
                                                                 -----------  ----------  -----------  ----------
Cash flows from financing activities
  Members' contribution........................................    1,000,000      32,169    1,700,000     771,900
  Deferred offering costs......................................           --          --      (54,700)         --
  Proceeds from note payable, bank.............................           --          --      400,000          --
  Repayments of note payable, bank.............................           --          --     (100,000)         --
  Proceeds from long-term debt.................................       50,000     100,000           --          --
  Repayments of long-term debt.................................           --          --      (54,952)         --
                                                                 -----------  ----------  -----------  ----------
Net cash provided by financing activities......................    1,050,000     132,169    1,890,348     771,900
                                                                 -----------  ----------  -----------  ----------
Net increase (decrease) in cash................................       79,651      73,299      (55,601)     93,870
Cash at beginning of period....................................      100,079      26,780      179,730     100,079
                                                                 -----------  ----------  -----------  ----------
Cash at end of period..........................................  $   179,730  $  100,079  $   124,129  $  193,949
                                                                 ===========  ==========  ===========  ==========
Supplemental disclosure of cash flow information
  Cash paid during the period for interest.....................  $     7,531  $       --  $    42,348  $    5,921
                                                                 ===========  ==========  ===========  ==========
Noncash financing activities
  Member's contributions for net liabilities assumed...........  $   (28,100) $       --  $        --  $  (28,100)
                                                                 ===========  ==========  ===========  ==========
  Property and equipment purchases through capital lease.......  $        --  $       --  $    43,000  $       --
                                                                 ===========  ==========  ===========  ==========
  Member's contributions for conversion of note payable........  $    50,000  $       --  $        --  $   50,000
                                                                 ===========  ==========  ===========  ==========
  Issuance of note payable for conversion of account payable...  $        --  $       --  $   294,467  $       --
                                                                 ===========  ==========  ===========  ==========



                See accompanying notes to financial statements.

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

                          NOTES TO FINANCIAL STATEMENTS
               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS


     Jeremy's Microbatch Ice Creams, LLC ("Jeremy's" or the "Company") develops, markets and sells super-premium ice cream using high-quality ingredients. Unique flavors of ice cream are offered primarily in small, limited edition batches in pint size containers. Ice cream products are sold mostly in supermarkets and grocery stores in New England, Mid-Atlantic Region, Colorado, Minnesota, Florida, Texas and Arizona.



     The Company is a successor to Strive, Inc. ("Strive"), which during 1997 focused primarily on developing, marketing and selling super-premium ice cream using high quality ingredients under the name of Jeremy's Microbatch Ice Creams. On January 1, 1998, Strive, Inc. contributed certain assets ($15,837) to and had certain liabilities ($43,937) assumed by the Company in exchange for a 96.25% membership interest in the Company. Such amounts were recorded by the Company at Strive's historic cost. The above transaction was accounted for as a reverse merger and the operations of Strive related to Jeremy's are included for all periods presented.


BASIS OF FINANCIAL STATEMENT PRESENTATION


     The financial statements have been prepared as if Strive's operations related to Jeremy's, and the Company had operated as a single company since inception. Any intercompany balances and transactions have been eliminated (see
Note 8).


INTERIM FINANCIAL INFORMATION

     The interim financial statements as of September 30, 1999 and for the nine months ended September 30, 1999 and 1998 are unaudited. In the opinion of management, such statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of the interim periods. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results for the entire year.

REVENUE RECOGNITION

     Revenue is recognized when products are shipped to customers.

INVENTORIES

     Inventories, consisting of finished goods, are stated at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which approximate five to seven years.

DEFERRED CHARGES

     Deferred charges represent certain product introductory placement costs (i.e., slotting fees) paid to customers which are incurred to develop new and retain existing markets for products. The payment of such fees is common in the industry. These costs are amortized using the straight-line method generally over a 12-month period. Whenever events or changes in circumstances indicate

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

that the carrying amount of the deferred charge may not be recoverable, the Company will recognize an impairment charge.

INCOME TAXES


     The Company has elected to be treated as a partnership under the Internal Revenue Code and the tax regulations in the states in which it operates. As a result, the Company's loss is reported on the income tax returns of the members and, accordingly, no corporate income taxes were imposed at the Company level.


CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash, accounts receivable, trade and due from factor.

     The Company's policy is to limit the amount of credit exposure by placing cash with financial institutions evaluated as being creditworthy. At times, the Company's cash exceeds Federal Deposit Insurance Corporation insurance limits.

     The Company attempts to minimize credit risk with respect to receivables by reviewing customers' credit history before extending credit, and by monitoring customers' credit exposure regularly. The Company does not generally require collateral for its trade accounts receivable.

     On May 26, 1999, the Company entered into a Factoring and Security Agreement with a finance company whereby the Company has agreed to sell with recourse substantially all of its receivables up to a predetermined amount as stipulated in the Factoring and Security Agreement. The maximum amount of total outstanding purchased receivables at any given time is $500,000. The Company is required to remit to the finance company a factoring fee of 1.5% of the purchased receivables at the time of sale. The agreements will be accounted for as financing arrangements and the factoring fee will be accounted for as interest expense. During September 1999, the Company ceased utilizing the facility. The Company is also in violation of the factoring and security agreement as of September 30, 1999.

ADVERTISING

     Advertising costs are expensed as incurred and are included in selling expenses. Advertising expense for the years ended December 31, 1998 and 1997 approximated $301,000 and $27,000, respectively. Advertising expense for the nine months ended September 30, 1999 and 1998 approximated $680,000 and $220,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value at December 31, 1998 and September 30, 1999, because of the relatively short maturity of these instruments. The carrying amount of note payable, bank and long-term debt also approximate fair value because the Company's interest rates approximate current interest rates.

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which will be effective for fiscal year 2001. This Statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 is not anticipated to have a significant impact on the Company's operating results or financial condition when adopted, because the Company currently does not engage in derivative instruments.

2. GOING CONCERN


     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations since inception, including a net loss of $956,201 for the year ended December 31, 1998. The Company has also sustained recurring losses for the period subsequent to December 31, 1998. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


     The Company's continued growth depends on additional financing. Management's plans for the Company include raising additional working capital through equity financing. The Company entered into a letter of intent with First Montauk Securities Corp. ("Underwriter") relating to a proposed initial public offering of its securities ("Initial Public Offering").


     Subject to the Company's plan of reorganization (see Note 8), the proposed Initial Public Offering ("IPO") provides for the public sale up to 1,200,000 shares of common stock at an anticipated price of $6 per share.


3. TRANSACTIONS WITH MAJOR SUPPLIERS AND CUSTOMERS

     The Company purchased substantially all of its inventory from one vendor from inception through September 1999. For the years ended December 31, 1998 and 1997, the Company had purchases from this vendor of approximately $475,000 and $46,000, respectively. For the nine months ended September 30, 1999 and 1998, total purchases from this vendor approximated $726,000 and $198,000, respectively.


     During June 1999, the Company entered into a Co-Packing Agreement (the "Agreement") whereby the Company agreed to purchase ice cream products from a different supplier. The term of the Agreement is the longer of two years or until such time that the Company has purchased two million pints of ice cream. The Company may elect to cancel this agreement on sixty days' notice

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)


3. TRANSACTIONS WITH MAJOR SUPPLIERS AND CUSTOMERS -- (CONTINUED)


at any time. However, the Company is then required to purchase all of the manufacturer's inventory and compensate the manufacturer for the amortized cost of its equipment used in the production of the Company's product. These obligations are guaranteed by a member of the Company.





     The following table shows the percentage of net sales to major customers:

                                                                    NINE MONTHS
                                            YEAR ENDED                  ENDED
                                           DECEMBER 31,             SEPTEMBER 30,
                                     ------------------------  ------------------------
                                        1998         1997         1999         1998
                                     -----------  -----------  -----------  -----------
Customer A.........................      15%          --%           1%          12%
Customer B.........................      22           --           21           34
Customer C.........................      11           --           --           14
Customer D.........................      13           --           --           14
Customer E.........................      --           --           15           --
Customer F.........................      --           --           13           --
Customer G.........................      --           37           --           --
Customer H.........................      --           25           --           --
Customer I.........................       5           24           --           14
                                         --           --           --           --
                                         66%          86%          50%          88%
                                         ==           ==           ==           ==

4. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                            DECEMBER 31,  SEPTEMBER 30,
                                               USEFUL LIFE      1998          1999
                                               -----------  ------------  -------------
Automobile...................................     5 Years     $33,284      $18,215
Equipment....................................     5 Years       8,230       56,370
Furniture....................................     7 Years          --        8,430
                                                              -------      -------
                                                               41,514       83,015
Less accumulated depreciation................                   5,482        6,735
                                                              -------      -------
                                                              $36,032      $76,280
                                                              =======      =======

5. NOTE PAYABLE, BANK


     During February 1999, the Company secured a $300,000 line of credit with a bank, which is due in full on January 31, 2000. Interest accrues on outstanding balances at a rate of 12.25%. The line of credit is guaranteed by the Company's majority member.

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)


6. LONG-TERM DEBT

     Long-term debt consisted of the following:


                                                                           DECEMBER 31,  SEPTEMBER 30,
                                                                               1998          1999
                                                                           ------------  -------------
$50,000 note payable to a related party, due on December 18, 1999, including interest at 10%. The note is guaranteed by a member of the
  Company................................................................    $ 50,000      $    --

$50,000 note payable to an individual, due September 11, 2000, including interest at 12% (increased to 14% on September 11, 1999). The note is
  guaranteed by a member of the Company..................................      50,000       50,000

The Company leases certain equipment through capital lease agreements.
  The Company makes minimum monthly payments of $1,568 including interest
  of 18%.................................................................          --       38,048
                                                                             --------      -------
                                                                              100,000       88,048
Less current maturities..................................................      50,000       63,681
                                                                             --------      -------
                                                                             $ 50,000      $24,367
                                                                             ========      =======



     In connection with the note payable to a related party above, the Company gave a minimal percentage ownership interest to the note holder. This interest was deemed to have a diminimus value, and, therefore, no amounts were assigned to it.



     In connection with a note payable of $50,000 issued in December 1997 to another related party, the Company gave a minimal percentage ownership interest to the note holder. This interest was deemed to have a diminimus value, and, therefore, no amounts were assigned to it. On April 28, 1998, these notes were converted for additional ownership interest in the Company.


     In October 1999, the Company issued notes payable to its chief executive officer and chief financial officer of $40,000 and $5,000, respectively. The proceeds of these notes were used to repay a portion of the $50,000 note to an individual (see above). The notes to the officers are due in October 2000 and accrue interest at 10% per annum.

     In November 1999, the Company issued a note payable to a related party in the amount of $50,000. The proceeds of these notes were used to repay outstanding accounts payable. The note is due in November 2000 and accrues interest at 14% per annum.

     The total minimum capitalized lease commitments at September 30, 1999 is as follows:


     YEAR ENDING DECEMBER 31,                                   AMOUNT
     ------------------------                                  ---------
     1999 (three months).....................................  $   4,704
     2000....................................................     18,816
     2001....................................................     18,816
     2002....................................................      9,408
                                                               ---------
                                                                  51,744
     Less interest...........................................    (13,696)
                                                               ---------
                                                               $  38,048
                                                               =========

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)


6. LONG-TERM DEBT -- (CONTINUED)

     Property and equipment of approximately $43,000 at September 30, 1999 is covered by capitalized lease commitments.

7. COMMITMENTS AND CONTINGENCIES


     Through April 1999, a member of the Company agreed to provide office space to the Company on a month-to-month basis at a rate of approximately $2,000 per month. On April 16, 1999, the Company entered into a new lease agreement with an unrelated party whereby the Company leases office space on a month-to-month basis at a monthly rate of approximately $3,000. Rent expense approximated $23,000 and $6,900 for the years ended December 31, 1998 and 1997, respectively. Rent expense for the nine months ended September 30, 1999 and 1998 approximated $27,000 and $16,000, respectively.


     During the term of the Company's relationship with its former marketing agency, the agency and its subcontractors created certain artwork, packaging and other materials for the Company. The agency and its subcontractors may have the copyright in such materials and may have the ability to prevent the Company from continuing to use such materials if the Company defaults in its obligations to the marketing agency.

     The Company is a party to various legal proceedings in the ordinary course of its business. The Company believes that none of the outcomes from these proceedings are material to its financial position, results of operations and changes in cash flows.

8. REORGANIZATION


     In connection with the Company's proposed Initial Public Offering of common stock (see Note 2), certain events have occurred or will occur (the "Reorganization"). Prior to, or simultaneously with the closing date of the proposed offering, Jeremy's Microbatch Ice Creams, Inc., JMIC, Inc. ("Merger Sub"), the Company (the "LLC"), and the members of the LLC will undertake a reorganization transaction, pursuant to the Plan of Merger and Formation, dated as of December 1, 1999, among the members of the LLC, the LLC and Jeremy's Microbatch Ice Creams, Inc. At the effective time of the merger, the Merger Sub will merge with and into the LLC, the separate corporate existence of the Merger Sub will cease and the LLC will be the surviving entity in the merger. At that time, all of the membership interests in the LLC will be converted automatically into 1,800,000 shares of Jeremy's Microbatch Ice Creams, Inc. common stock. As a result of the Reorganization, Jeremy's Microbatch Ice Creams, Inc. will own all of the members' respective LLC interests and the LLC will become a wholly owned subsidiary of Jeremy's Microbatch Ice Creams, Inc. (see Note 1).



     The proposed Reorganization also includes provisions whereby a certain stockholder will have the right to acquire a certain number of shares at predetermined prices from another stockholder. Some of these rights will vest only upon the occurrence of defined triggering events which include: (1) a merger in which the stockholders receive cash and/or securities of another entity; (2) the acquisition of Jeremy's Microbatch Ice Creams, Inc. shares in one transaction or a series of related transactions or (3) the sale of all or substantially all of Jeremy's Microbatch Ice Creams, Inc. assets in one transaction or a series of related transactions. These triggering events are predicated on the aggregate cash and fair market value of securities received by Jeremy's Microbatch Ice Creams, Inc. and/or its stockholders.

                      JEREMY'S MICROBATCH ICE CREAMS, LLC

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)


9. SUBSEQUENT EVENTS


     In contemplation of the IPO, the Company entered into employment agreements with two key executive officers, the terms of which are expected to expire in December 2002. Such agreements will provide for minimum annual salary levels of $120,000 for each officer. In addition to each executive's salary, the agreements provide for the granting to each officer employee stock options to purchase 10,000 shares of Jeremy's Microbatch Ice Creams, Inc. common stock in each of January 2000, 2001 and 2002. The stock options will have an exercise price equal to the market price of Jeremy's Microbatch Ice Creams, Inc. common stock as of the date of issuance. The employee stock options will be exercisable for five years after the date of issue and will be vested upon issuance.



     During October 1999, the Company sold a membership interest for $100,000 to an existing member.

================================================================================

    A PROSPECTIVE INVESTOR SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE COMPANY'S REGISTRATION STATEMENT FILED WITH THE SEC. THE COMPANY AND THE UNDERWRITER HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH ANY OTHER INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
Prospectus Summary......................      1
Summary Financial Data..................      2
Risk Factors............................      3
Forward Looking Statements..............      6
Use of Proceeds.........................      7
Dilution................................      9
Dividend Policy.........................      9
Capitalization..........................     10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................     11
Our Business............................     17
Management..............................     24
Executive Compensation..................     26
Principal Shareholders..................     29
Certain Relationships and Related
  Transactions..........................     30
Description of Securities...............     32
Underwriting............................     35
Shares Eligible for Future Sale.........     37
Legal Matters...........................     38
Experts.................................     38
Where You Can Get More Information......     38
Index to Financial Statements...........    F-1


                               ------------------

    UNTIL _________, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


================================================================================



                                1,200,000 SHARES

                                 $    PER SHARE

                                     [LOGO]



                              -------------------
                                   PROSPECTUS
                              -------------------

                                     [LOGO]

                           Parkway 109 Office Center
                            328 Newman Springs Road
                               Red Bank, NJ 07701






                                          , 2000



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our bylaws require us to indemnify each person who is or was a director or officer of Jeremy's against all expenses, liabilities, and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative proceeding brought by reason of the fact that such person is or was a director or executive officer of Jeremy's or is or was serving at our request in certain other capacities, to the extent such person is not otherwise indemnified and such indemnification is not prohibited by law. Under the Delaware General Corporation Law, we may indemnify such persons if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe their conduct was unlawful. With respect to a proceeding brought in the right of Jeremy's, we may indemnify such person if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, except that we may indemnify a person in that situation only to the extent the Court of Chancery or other court determines that such person is fairly and reasonably entitled to indemnification. Subject to the standards stated in the last two sentences, our by-laws require us to advance the expense (including attorneys' fees) incurred by such person in defending such action.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Jeremy's pursuant to the foregoing provisions, we are informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimates of fees and expenses incurred or to be incurred in connection with the issuance and distribution of securities being registered, all of which are being paid exclusively by the Company, other than underwriting discounts and commissions are as follows:

Securities and Exchange Commission filing fee...............  $  2,977
Underwriter's Expense Allowance.............................   216,000
National Association of Securities Dealers filing fee.......     1,500
Nasdaq and Exchange filing fees*............................    14,000
State Securities Laws (Blue Sky) fees and expenses*.........    25,000
Printing and mailing costs and fees*........................    30,000
Legal fees and costs*.......................................   100,000
Accounting fees and costs*..................................    80,000
Transfer Agent fees*........................................     5,000
Miscellaneous expenses*.....................................     5,523
                                                              --------
  Total.....................................................  $480,000
                                                              ========

------------------
*Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     Contemporaneously with closing of this offering, all of the membership interests in Jeremy's Microbatch(R) Ice Creams, LLC (the "LLC"), will be converted into 1,800,000 shares of Jeremy's Microbatch(R) Ice Creams, Inc. This transaction will be exempt from registration under Section 4(2) of the Securities Act of 1933. No public solicitation was employed and the purchasers represented that they were acquiring the shares with investment intent.


     In October, 1999, we issued a $40,000 Promissory Note to our President and a $5,000 Promissory Note to our Chief Financial Officer in exchange for loans in the same amounts. In November, 1999, we issued a $50,000 Promissory Note to our major member, Strive, Inc. These transactions were exempt from registration under Section 4(2) of the Securities Act because the investors were our executive officers and significant shareholders and acquired the Notes with investment intent.


     In December, 1998, the LLC issued a $50,000 Promissory Note to Stanley Osofsky in exchange for a loan in that amount. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933 based upon the sophistication of the single investor, his investment intent, and the lack of any public solicitation.

     From January 1, 1998 through the date of this Registration Statement, the LLC received an aggregate of $2,600,000 in investment from Bluestem Capital Partners, II, L.P., $150,000 in investment from MBCP-I, L.P. and a $100,000 investment from Christopher Coons. All of these investments were made in exchange for membership interests in the LLC. These transactions were exempt from registration under Section 4(2) of the Securities Act of 1933 as no public solicitation was employed, the investors were sophisticated and acquired the interests with investment intent. In addition, Mr. Coons was, at the time of his investment, a member of the LLC's Board of Managers and principals of Bluestem and MBCP-I, L.P. were on the LLC's Board of Managers.

     With respect to each of the transactions described above, the issuer determined that each purchaser had sufficient sophistication as to not require the protection of registration under the Securities Act, and each purchaser had access to the type of information which would be found in a registration statement.

ITEM 27.  EXHIBITS.


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  1.1 Form of Underwriting Agreement between Jeremy Microbatch Ice Creams, Inc. and First Montauk Securities Corp.*
  1.2         Form of Underwriter's Warrant Agreement and Form of Warrant
              Certificate*
  1.4         Form of Consulting Agreement with Underwriter*
  3.1         Articles of Incorporation and Amendments thereto*
  3.2         Bylaws*
  3.3         Form of Specimen Common Stock Certificate*
  3.4         Proposed form of 1999 Stock Option Plan*
  5.0         Form of Opinion of Eckert Seamans Cherin & Mellott, LLP*
 10.1 Form of Employment Agreement between Jeremy's Microbatch(R) Ice Creams, Inc. and Jeremy D. Kraus*
 10.2 Form of Employment Agreement between Jeremy's Microbatch(R) Ice Creams, Inc. and Samuel V. Cohen*
 10.3 Plan of Merger and Formation among Jeremy's Microbatch(R) Ice Creams, LLC, Jeremy's Microbatch(R) Ice Creams, Inc, Strive, Inc. and Bluestem Capital Partners II, L.P.*
 10.4 Co-Packing Agreement between Jeremy's Microbatch(R) Ice Creams, Inc. and Roney Oatman, Inc.*

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 10.5         Promissory Notes from the Company to Jeremy D. Kraus and
              Jeffrey Rosen.*
 10.6         Promissory Note from Jeremy's to Weightman Group, Inc.*
 24.1         Consent of BDO Seidman, LLP
 24.2         Consent of Eckert Seamans Cherin & Mellott, LLC (contained in Exhibit 5.0).*
 27           Financial Data Schedule


------------------

*Previously Filed

     ITEM 28.  UNDERTAKINGS.

     The Registrant hereby undertakes the following:

          (a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

             (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii) Reflect in the prospectus any facts or event which, individually or together, represent a fundamental change in the information in the registration statement; and

             (iii) Include any additional or changed material information on the plan of distribution.

          (a)(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (a)(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

          (d) Will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (f)(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, in Philadelphia, Pennsylvania, on January 28, 2000.


                                        JEREMY'S MICROBATCH ICE CREAMS, INC.

                                        By: /s/ JEREMY D. KRAUS
                                           -------------------------------------
                                           Jeremy D. Kraus
                                           Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                              TITLE                        DATE
              ---------                              -----                        ----
/s/ JEREMY D. KRAUS                    Chief Executive Officer, President   January 28, 2000
-------------------------------------  and Director
Jeremy D. Kraus

/s  SAMUEL V. COHEN                    Chief Operating Officer, Secretary   January 28, 2000
-------------------------------------  and Director
Samuel V. Cohen

/s/ JEFFREY S. ROSEN                   Chief Financial Officer and          January 28, 2000
-------------------------------------  Principal Accounting Officer
Jeffrey S. Rosen

/s/ PAUL SCHOCK                        Director                             January 28, 2000
-------------------------------------
Paul Schock

/s/ STEVEN KIRBY                       Director                             January 28, 2000
-------------------------------------
Steven Kirby